As filed with the Securities and Exchange Commission on May 20, 2005

Registration No. 333-113037

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2

to

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

MENTOR CORPORATION

(Exact name of Registrant as specified in its charter)

Minnesota	41-0950791
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

201 Mentor Drive

Santa Barbara, California 93111

(805) 879-6000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Joshua H. Levine

Chief Executive Officer

Mentor Corporation

201 Mentor Drive

Santa Barbara, California 93111

(805) 879-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John A. Fore, Esq.

Martin W. Korman, Esq.

Brian C. Erb, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities or accept any offer to buy these securities until the post-effective amendment to the registration statement, of which this prospectus forms a part, filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2005

$150,000,000

MENTOR

2 3/4% Convertible Subordinated Notes Due January 1, 2024 and

Common Stock Issuable Upon Conversion of the Notes

Mentor Corporation will pay interest on the notes on each January 1 and July 1. The first payment was made on July 1, 2004.

We issued the notes in a private placement in December 2003. This prospectus will be used by the selling securityholders to resell their notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from this offering.

Holders may require us to repurchase for cash all or part of their notes on January 1, 2009, at a price equal to 100.25% of the principal amount of the notes being repurchased. In addition, holders may require us to repurchase for cash all or part of their notes on January 1, 2014 and January 1, 2019, or upon a change in control, at a price equal to 100% of the principal amount of the notes being repurchased.

The notes will be convertible into shares of our common stock, subject to the conditions described below, at an initial conversion price of $29.2890 per share of common stock, subject to adjustments for certain events. The initial conversion price is equivalent to a conversion rate of approximately 34.1425 shares of common stock per $1,000 principal amount of notes. Holders may surrender their notes for conversion if any of the following conditions is satisfied:

•	during any fiscal quarter prior to January 1, 2019, if the closing price of our common stock for at least 20 trading days in the 30 consecutive trading day period ending on the first trading day of such fiscal quarter is more than 120% of the conversion price per share of our common stock on such trading day;

•	any business day on or after January 1, 2019, if the closing price of our common stock on the immediately preceding trading day is more than 120% of the conversion price per share of our common stock on such trading day;

•	during the five business day period after any five consecutive trading day period if the average of the trading prices of the notes for such five consecutive trading day period is less than 98% of the average of the conversion values of the notes during such period, subject to certain limitations;

•	if we have called the notes for redemption; or

•	if we make certain significant distributions to holders of our common stock or we enter into specified corporate transactions.

We may redeem for cash all or part of the notes on January 1, 2009, at a price equal to 100.25% of the principal amount of the notes being redeemed, plus accrued interest. After January 1, 2009, we may redeem for cash all or part of the notes at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued interest.

The notes will be subordinated to our existing and future senior indebtedness and effectively subordinated to all indebtedness and other liabilities of our subsidiaries. The notes will not be listed on any securities exchange or included in any automated quotation system. Our common stock is quoted on the New York Stock Exchange under the symbol “MNT.” The closing price of our common stock on the New York Stock Exchange on May 18, 2005 was $39.70 per share.

The securities offered hereby involve a high degree of risk. See “ Risk Factors” beginning on page 8.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated                     , 2005

Explanatory Note

The purpose of this Post-Effective Amendment No. 2 to the Registration Statement on Form S-3 of Mentor Corporation (333-113037) is to amend and restate the text and table under the caption “Selling Securityholders” in the prospectus to add the names and respective holdings of the selling securityholders who have requested inclusion in the prospectus since the effective date of the Registration Statement. Certain other information included herein has also been updated.

*         *         *         *         *         *

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used when it is legal to sell these securities. You shall not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

SUMMARY

This summary contains basic information about us and this offering. Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the “Risk Factors” section below, any applicable prospectus supplement for such securities and the other documents we refer to and incorporate by reference herein, including, but not limited to the section entitled “Risk Factors” in our Annual Report on Form 10-K for fiscal year ended March 31, 2004 and our Quarterly Report on Form 10-Q for the quarters ended June 30, 2004, September 30, 2004 and December 31, 2004. Documents incorporated by reference form an integral part of this prospectus. When used in this prospectus, unless otherwise stated, the terms “we,” “our” and “us” refer to Mentor Corporation and its subsidiaries.

Mentor Corporation

We are a leading developer, manufacturer and marketer of aesthetic and urology products. Our aesthetic and general surgery products include surgically implantable prostheses used for breast implant procedures and facial plastic surgery procedures and devices used for liposuction. We are a leading supplier of breast implants, both saline and silicone, in the U.S. and outside the U.S. to our customers, who are primarily cosmetic surgeons. Our surgical urology products include surgically implantable prostheses for the treatment of impotence, surgically implantable incontinence products, urinary care products and brachytherapy seeds for the treatment of prostate cancer. In addition, our clinical and consumer healthcare products include catheters and other products for the management of urinary incontinence and retention.

We have completed several acquisitions in order to broaden and improve our product offerings, expand our customer base and enhance our operating resources within and outside of the U.S. In February 2001, we acquired Porges S.A., a provider of urology products in Europe. This acquisition added substantial revenue to our urology business and allowed us to significantly enhance our capabilities to manufacture and sell urology products in Europe. In December 2001, we completed the acquisition of Byron Medical, Inc., a distributor of liposuction equipment and disposables. This acquisition was part of our continued expansion of our aesthetics products offerings. In May 2002, we purchased the assets of the urology and ostomy businesses of Portex Ltd., a subsidiary of Smith Group plc. This purchase enhanced our manufacturing capacities and urology and ostomy product offerings in Western Europe.

On August 25, 2003, we acquired A-Life Ltd., located in Edinburgh Scotland from Vitrolife AB. A-Life has developed proprietary technology for making products based on cross-linked hyaluronic acid. In August 2004, we announced CE mark approval to market these products in Europe and are preparing for a U.S. clinical study to seek approval of the products as injectable dermal fillers for facial aesthetic applications.

On October 25, 2003, we acquired Inform Solutions Inc., now doing business as Mentor Solutions, located in San Diego, California. Mentor Solutions is a leading provider of comprehensive integrated practice management software and revenue enhancement services to the plastic surgery industry. We paid cash for the acquisition and committed to several milestone payments over the ensuing three years based on future results. We expect that the software and consulting revenues generated by Mentor Solutions will not be substantial. We do, however, generally anticipate that the software and services Mentor Solutions offers will assist our plastic surgery customers to better manage their practices and increase aesthetic surgeries, resulting in growth of our related product sales.

On December 10, 2003 we completed a licensing agreement with the Wisconsin Alumni Research Foundation (“WARF”), which gives us the exclusive manufacturing and marketing rights to proprietary botulinum toxin technology developed at the University of Wisconsin-Madison. In exchange, we paid cash and committed to royalty payments based upon future sales, and future payments based upon developmental milestones. We do not expect any revenues from products utilizing this technology in fiscal year 2005 or fiscal year 2006, as the products will require additional research, clinical studies and regulatory approvals before they can be marketed.

We believe we have an industry-leading sales and marketing operation in the aesthetics and urology markets. Because of the nature of these markets, maintaining close relationships with our customers, which include plastic and reconstructive surgeons, urologists and gynecologists, is key to maintaining our leadership position. Our worldwide sales and marketing group now includes approximately 360 people with approximately 150 people in the field of aesthetics and approximately 210 people in the field of urology. In addition to our sales operations, we maintain an extensive manufacturing operation, which includes facilities in the United States (located in Texas, Minnesota and Oklahoma), France, The Netherlands and the United Kingdom. We believe this global presence provides significant advantages in delivering products to our customers, rapidly introducing new products and supporting our growing product lines.

In fiscal 2004, we derived approximately 38% of our revenue from foreign countries in Western Europe, Canada, Central and South America and the Pacific Rim. We sell our products both to independent distributors as well as through our direct international sales offices in France, Canada, the United Kingdom, Germany, Japan, Benelux, Australia, Spain, Portugal and Italy. Our total foreign sales through distributors and direct international sales offices were $170 million, $138 million, and $101 million in fiscal 2004, 2003 and 2002, respectively.

We have assembled a broad portfolio of intellectual property related to our aesthetics and urology products. This intellectual property, combined with the regulatory approvals we have successfully obtained, provides us with a strong market position.

RECENT DEVELOPMENTS

FOURTH QUARTER AND FISCAL 2005 YEAR-END RESULTS

On May 18, 2005 we announced financial results for the fourth quarter and full year of fiscal year 2005.

Earnings Per Share

•	GAAP diluted earnings per share were $0.19 in the fourth quarter fiscal year 2005, including $0.23 of special charges related to severance, restructuring and impairment of certain long-lived assets, net of tax benefits.

•	Fiscal year 2005 GAAP diluted earnings per share were $1.17, including the $0.23 of special charges recorded in the fourth quarter.

Product Sales

Total sales were a record $131.6 million in the fourth quarter 2005, an increase of 12% over the fourth quarter last year, including $2.6 million of positive foreign currency exchange effects, principally from the Euro. Sales for the full year were a record $483.4 million, an increase of 15% over fiscal year 2004, including $11.8 million of positive foreign currency exchange effects.

•	Aesthetics Segment. Our Aesthetics business segment continued its record of strong growth. Fourth quarter 2005 Aesthetics sales were $68.7 million, up 13% from sales in the fourth quarter 2004. Fiscal year 2005 Aesthetics sales were $251.7 million, up 15% from sales in fiscal year 2004.

•	Surgical Urology Segment. Our Surgical Urology business segment also recorded double-digit sales growth. Fourth quarter 2005 Surgical Urology sales were $35.1 million, up 18% from sales in the fourth quarter 2004. Fiscal year 2005 Surgical Urology sales were $129.3 million, up 19% from sales in fiscal year 2004.

•	Clinical and Consumer Healthcare Segment. Our Clinical and Consumer Healthcare sales were $27.8 million, up 5% from sales in the fourth quarter 2004. Fiscal year 2005 Clinical and Consumer Healthcare sales were $102.4 million, up 7% from sales in fiscal year 2004.

Gross Profit

Gross profit for the fourth quarter 2005 was $85.4 million, or 65% of sales, compared to $71.9 million, or 61% of sales, in the fourth quarter 2004. Gross profit for fiscal year 2005 was $309.7 million, or 64% of sales, compared to $261.4 million, or 62% of sales, in fiscal year 2004. Key contributors to the improvement in our gross profit margin for the fourth quarter and full-year were lower material costs, improved manufacturing efficiencies and strong sales of higher margin products.

Selling, General & Administrative Expense

Selling, general and administrative (SG&A) expense in the fourth quarter 2005 was $47.3 million, or 36% of sales, compared to $42.1 million, also 36% of sales, in the fourth quarter 2004. Fiscal year 2005 SG&A expense was $176.5 million, or 37% of sales, compared to $152.3 million, or 36% of sales, in fiscal year 2004. Key contributors to the increase during the fourth quarter and full-year were expenses related to our direct to consumer advertising program, incentive compensation related expenses, higher audit-related expenses including Sarbanes-Oxley compliance, and expenses related to our silicone gel breast implant Pre-Market Approval (PMA) application.

Research & Development Expense

Research and development (R&D) expense in the fourth quarter 2005 was $8.2 million compared to $7.6 million in the fourth quarter 2004. Fiscal year 2005 R&D expense was $32.8 million, compared to $30.0 million in fiscal year 2004. During the fourth quarter 2005, our investment in R&D supported the ongoing review of our pending silicone gel breast implant PMA and key clinical programs for our hyaluronic acid-based dermal filler and botulinum toxin products.

Special Charges

During the fourth quarter 2005, we recorded $16.8 million in charges related to severance, restructuring and impairment of certain long-lived assets. Net of $5.4 million of income tax benefits, these charges equated to $0.23 per share. The charges included $8.5 million related to the severance of certain executives and $8.2 million related to the write-down of certain assets determined to be impaired and to the restructuring of certain of our operations to achieve improved efficiencies. As part of the restructuring, we reduced our labor force by approximately 100 positions, or 5% of our workforce.

Dividend

We declared a dividend of $0.17 per share in the fourth quarter 2005, compared to $0.15 per share in the fourth quarter 2004. Our dividend in fiscal year 2005 was $0.66 compared to $0.47 in fiscal year 2004.

Balance Sheet

•	We ended fiscal year 2005 with $112.9 million in cash and marketable securities, compared to $126.7 at year-end fiscal year 2004.

•	We repurchased 2.3 million shares of its common stock for $79.8 million in fiscal year 2005.

•	We invested $9.7 million in capital expenditures in fiscal year 2005.

Other Developments

We received CE mark approval for our dermal filler product in Europe and initiated the clinical study program in the U.S. We completed our new manufacturing facility for our botulinum toxin product and began the U.S. phase 1 dose escalation study. In addition, since the fourth quarter 2005 ended, our silicone gel breast implant PMA was recommended for approval with conditions by an FDA advisory panel and we launched our next generation synthetic sling product targeted for the treatment of stress urinary incontinence in the United States.

Diluted Earnings Per Share Restatement

In accordance with the new accounting rule for convertible debt, in February 2005 we restated our earnings per share for the fourth quarter and full year of fiscal year 2004.

Restatement of Diluted Earnings per Share for Adoption of EITF 04-8

“The Effect of Contingently Convertible Instrument on Diluted Earnings per Share”

(unaudited, in thousands, except per share data)

	Fiscal Year 2004 ending March 31, 2004					Fiscal Year 2005 ending March 31, 2005
As Reported	Q1	Q2	Q3	Q4	Year March 2004	Q1	Q2	Q3	Q4	Year March 2005
Net income as reported	$16,033	$11,238	$12,540	$14,968	$54,779	$17,654	$12,534	$16,329	$8,364	$54,881
Reported diluted EPS	$0.33	$0.23	$0.26	$0.32	$1.15	$0.39	$0.28	$0.34	$0.19	$1.17
Weighted average shares outstanding for diluted	48,346	48,610	47,916	46,162	47,757	45,036	45,238	49,987	48,138	49,667
Year over year growth in diluted EPS	-3%	-12%	-4%	14%	0%	18%	22%	31%	-39%	4%

	Fiscal Year 2004 ending March 31, 2004					Fiscal Year 2005 ending March 31, 2005
Restated Results	Q1	Q2	Q3*	Q4*	Year March 2004*	Q1*	Q2*	Q3	Q4	Year March 2005
Net income as reported	$16,033	$11,238	$12,540	$14,968	$54,779	$17,654	$12,534	$16,329	$8,364	$54,881
Add back after tax interest expense on convertible notes	$—	$—	$145	$802	$947	$802	$802	$802	$802	$3,208

Numerator for diluted EPS calculation	$16,033	$11,238	$12,685	$15,770	$55,726	$18,456	$13,336	$17,131	$9,166	$58,089

Weighted average shares outstanding for diluted as reported	48,346	48,610	47,916	46,162	47,757	45,036	45,238	44,859	43,007	44,541
Additional shares issuable for convertible notes	—	—	891	5,121	1,515	5,121	5,124	5,128	5,131	5,126

Denominator for diluted EPS calculation	48,346	48,610	48,807	51,283	49,272	50,157	50,362	49,987	48,138	49,667

Restated diluted earnings per share	$0.33	$0.23	$0.26	$0.31	$1.13	$0.37	$0.26	$0.34	$0.19	$1.17
Year over year growth in diluted EPS after restatement	-3%	-12%	-4%	11%	-2%	12%	13%	31%	-39%	4%

*	Effective for periods ending after December 15, 2004, EITF 04-8 requires that the dilutive impact of contingently issuable shares from our $150 million of convertible notes be included in the diluted earnings per share calculation.

Mentor Corporation was incorporated in Minnesota in 1969. Our corporate headquarters are located at 201 Mentor Drive, Santa Barbara, California 93111 and our telephone number is (805) 879-6000. Our website is located at http://www.mentorcorp.com. Information contained on our website is not a part of this prospectus.

The Offering

Securities offered	$150,000,000 aggregate principal amount of 2 3/4% Convertible Subordinated Notes due January 1, 2024.

Offering price	100% of the principal amount of notes, plus accrued interest, if any, from December 22, 2003.

Maturity	January 1, 2024.

Interest	2 3/4% per year on the principal amount, payable semiannually in arrears on each January 1 and July 1, beginning on July 1, 2004.

Conversion

The notes are convertible into shares of our common stock, subject to the conditions described below, at an initial conversion price of $29.2890 per share, subject to adjustments for certain events. The initial conversion price is equivalent to a conversion rate of approximately 34.1425 shares per $1,000 principal amount of notes. Holders may surrender their notes for conversion, if any of the following conditions is satisfied:

•      during any fiscal quarter prior to January 1, 2019, if the closing price of our common stock for at least 20 trading days in the 30 consecutive trading day period ending on the first trading day of such fiscal quarter is more than 120% of the conversion price per share of our common stock on such trading day;

•      on any business day on or after January 1, 2019, if the closing price of our common stock on the immediately preceding trading day is more than 120% of the conversion price per share of our common stock on such trading day;

•      during the five business day period after any five consecutive trading day period if the average of the trading prices of the notes for such five consecutive trading day period is less than 98% of the average of the conversion values of the notes during that period, subject to certain limitations;

•      if we have called the notes for redemption; or

•      if we make certain significant distributions to holders of our common stock or we enter into specified corporate transactions.

See “Description of the Notes-Conversion of Notes.”

Optional redemption	The notes are not redeemable prior to January 1, 2009. We may redeem the notes for cash on January 1, 2009, upon at least 30 days and not more than 60 days notice, at a redemption price equal to 100.25% of the principal amount of the notes, plus accrued interest, including any additional interest. If we do not give notice of our intent to redeem the notes on January 1, 2009, but the average conversion value for the notes for the five trading days preceding November 30, 2008 exceeds 101% of the principal amount of the notes, and we have not given notice that we do not want to effect a redemption on such date, then the notes will be deemed to have been called for redemption, in whole, on January 1, 2009, without any notice required, at a redemption price equal to 100.25% of the principal amount of the notes, plus accrued interest, including any additional interest. On or after January 2, 2009 we may redeem for the notes for cash, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, including any additional interest. See “Description of the Notes-Optional Redemption by Mentor.”

Purchase at holder’s option on specified dates	You may require us to purchase all or part of your notes for cash on January 1, 2009 at a price equal to 100.25% of the principal amount of the notes being purchased plus accrued interest, including any additional interest. In addition, you may require us to purchase all or part of your notes for cash on January 1, 2014 and January 1, 2019, in each case at a price equal to 100% of the principal amount of your notes plus accrued interest, including any additional interest. See “Description of the Notes-Purchase of Notes at Your Option on Specified Dates.”

Purchase at holder’s option upon a change in control	You may require us to purchase your notes upon the occurrence of specific types of a change in control in cash at 100% of the principal amount of the notes plus accrued interest, including any additional interest. See “Description of the Notes-Purchase of Notes at Your Option upon a Change in Control.”

Ranking	The notes are not our general unsecured obligations and will be subordinated in right of payment to all of our existing and future senior indebtedness. The notes will also be effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries. As of March 31, 2005, we had $5.8 million of senior indebtedness outstanding for purposes of the indenture, and our subsidiaries had approximately $46.0 million of outstanding indebtedness and other liabilities (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles). We and our subsidiaries are not prohibited from incurring senior indebtedness or other debt under the indenture. See “Description of the Notes-Subordination of Notes.”

Sinking fund	None.

Use of proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock into which the notes may be converted.

Listing	The notes are not listed on any securities exchange or included in any automatic quotation system. Our common stock is quoted on the New York Stock Exchange under the symbol “MNT.”

Risk Factors

You should read the “Risk Factors” section, beginning on page 8 of this prospectus, so that you understand the risks associated with an investment in the notes.

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal Year Ended March 31,
	2005		2004		2003		2002		2001
Ratio of earnings to fixed charges	12.0	x	23.1	x	31.4	x	26.8	x	33.5	x

These computations include us and our consolidated subsidiaries. Ratio of earnings to fixed charges is computed by dividing:

•	earnings before taxes adjusted for fixed charges, minority interest and capitalized interest net of amortization by,

•	fixed charges, which includes interest expense and capitalized interest incurred, plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor, plus amortization of the debt issuance costs.

RISK FACTORS

Our business faces many risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could suffer and the trading price of our common stock or the notes offered hereby could decline. You should consider the following risks, as well as the other information included or incorporated by reference in this prospectus, before deciding to invest in our common stock or the notes offered hereby.

Significant product liability claims or product recalls may force us to pay substantial damage awards and other expenses that could exceed our accruals and insurance coverage.

The manufacture and sale of medical devices exposes us to significant risk of product liability claims. In the past, and currently, we have had a number of product liability claims relating to our products, and we may be subject to additional product liability claims in the future, some of which may have a negative impact on our business. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer. Some manufacturers that suffered such claims in the past have been forced to cease operations or even to declare bankruptcy. Additionally, we could experience a material design or manufacturing failure in our products, a quality system failure, other safety issues, or heightened regulatory scrutiny that would warrant a recall of some of our products and could result in exposure to additional product liability claims.

We are subject to substantial government regulation, which could materially adversely affect our business.

The production and marketing of our products and our ongoing research and development, pre-clinical testing and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the U.S. and abroad. Most of the medical devices we develop must undergo rigorous pre-clinical and clinical testing and an extensive regulatory approval process before they can be marketed. This process makes it longer, more difficult and more costly to bring our products to market, and we cannot guarantee that any of our products will be approved. The pre-marketing approval process can be particularly expensive, uncertain and lengthy, and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing. In addition to testing and approval procedures, extensive regulations also govern marketing, manufacturing, distribution, labeling, and record-keeping procedures. If we do not comply with applicable regulatory requirements, such violations could result in non-approval, suspensions of regulatory approvals, civil penalties and criminal fines, product seizures and recalls, operating restrictions, injunctions, and criminal prosecution.

Delays in, withdrawal, or rejection of FDA or other government entity approval of our products, may also adversely affect our business. Such delays or rejection may be encountered due to, among other reasons, government or regulatory delays, lack of efficacy during clinical trials, unforeseen safety issues, slower than expected rate of patient recruitment for clinical trials, inability to follow patients after treatment in clinical trials, inconsistencies between early clinical trial results and results obtained in later clinical trials, varying interpretations of data generated by clinical trials, or changes in regulatory policy during the period of product development in the U.S. and abroad. In the U.S., there has been a continuing trend of more stringent FDA oversight in product clearance and enforcement activities, causing medical device manufacturers to experience longer approval cycles, greater risk and uncertainty, and higher expenses. Internationally, there is a risk that we may not be successful in meeting the quality standards or other certification requirements. Even if regulatory approval of a product is granted, such approval may entail limitations on uses for which the product may be labeled and promoted, or may prevent us from broadening the uses of our current products for different applications. In addition, we may not receive FDA approval to export our products in the future, and countries to which products are to be exported may not approve them for import.

Our manufacturing facilities also are subject to continual governmental review and inspection. The FDA has stated publicly that compliance with manufacturing regulations will be scrutinized more strictly. A governmental authority may challenge our compliance with applicable federal, state and foreign regulations. In addition, any discovery of previously unknown problems with one of our products or facilities may result in restrictions on the product or the facility, including withdrawal of the product from the market or other enforcement actions.

From time to time, legislative or regulatory proposals are introduced that could alter the review and approval process relating to medical devices. It is possible that the FDA or other governmental authorities will issue additional regulations which would further reduce or restrict the sales of our present or proposed products. Any change in legislation or regulations that govern the review and approval process relating to our current and future products could make it more difficult and costly to obtain approval for new products, or to produce, market, and distribute existing products.

If we are unable to continue to develop and commercialize new technologies and products, we may experience a decrease in demand for our products or our products could become obsolete.

The medical device industry is highly competitive and is subject to significant and rapid technological change. We believe that our ability to develop or acquire new technologies is crucial to our success. We are continually engaged in product research and development, improvement programs, and required clinical studies to develop new technologies and to maintain and improve our competitive position. Any significant delays in the above or termination or failure of our clinical trials would materially and adversely affect our research, development and commercialization timelines. We cannot guarantee that we will be successful in enhancing existing products, or in developing or acquiring new products or technologies that will timely achieve regulatory approval or success in the marketplace.

There is also a risk that our products may not gain market acceptance among physicians, patients and the medical community generally. The degree of market acceptance of any medical device or other product that we develop will depend on a number of factors, including demonstrated clinical safety and efficacy, cost-effectiveness, potential advantages over alternative products, user/patient acceptance, and our marketing and distribution capabilities. Physicians will not recommend our products if clinical and/or other data and/or other factors do not demonstrate their safety and efficacy compared to other competing products, or if our products do not best meet the particular needs of the individual patient.

Our products also compete with a number of other similar medical products manufactured by major companies, and may also compete with new products currently under development by major companies and others. On January 8, 2004, the FDA released a “Draft Guidance for Saline, Silicone Gel, and Alternative Breast Implants.” This new draft guidance has additional requirements from the FDA’s previously issued guidance document dated February 2003. We completed our pre-market approval (“PMA”) application to the FDA for our silicone gel-filled implants for breast augmentation, reconstruction and revision in December 2003, using the February 2003 guidance document previously released by the FDA. The Agency indicated that our PMA “is sufficiently complete to permit a substantive review and is, therefore, suitable for filing.” In August 2004, we amended our PMA based on the January 2004 revised (new) FDA draft guidance and responded to other issues raised by the FDA. We continue to address the Agency’s questions, and the FDA review and approval process may require additional substantial time and expense, with no assurances of success. On April 11-13, 2005, an advisory panel composed of outside experts selected by the FDA met to consider questions presented to it by the FDA regarding our and our competitor’s PMA submissions and to make a recommendation to the Agency regarding whether the PMA applications should be approved. The panel recommended approval of our PMA submission to the FDA, with conditions. The FDA must deliberate on the recommendations of the panel. We cannot predict the outcome of this review. The FDA may not agree or follow the panel’s recommendation. The FDA by itself and based on the panel recommendations could recommend additional post-approval conditions or requirements that could impact our sales and earnings, depending on the scope and complexity of the requirements. Further change in FDA regulatory requirements, including those implemented through new or revised FDA guidance, (such as that announced on January 8, 2004 by the FDA), may delay or may otherwise adversely affect our pending PMA application as well as its review or approval by the FDA. A delay, denial, or “not approvable” response by the FDA would have a material adverse effect on our commercialization timelines and competitive position, and ultimately our revenue and operating results. If our competitor gains FDA approval to market its silicone gel-filled breast implant products before we do, our competitive position will likely suffer. If our new products do not achieve significant market acceptance, or if our current products are not able to continue competing successfully in the changing market, our sales and earnings may not grow as much as expected, or may even decline.

We also have two pending applications for Medical Device Licenses in Canada for our silicone gel-filled breast implants. An expert advisory panel convened by the Canadian government on March 22, 2005 to review our pending application for Medical Device Licenses. We cannot predict the outcome of this review or determine when or if Health Canada will approve our product application. In addition, any approval could be granted with stringent post-marketing requirements that may impact our sales and earnings, depending on the scope and complexity of such requirements.

If we suffer negative publicity concerning the safety of our products, our sales may be harmed and we may be forced to withdraw products.

Physicians and potential patients may have a number of concerns about the safety of our products, including our breast and other implants, whether or not such concerns have a basis in generally accepted science or peer-reviewed scientific research. Negative publicity-whether accurate or inaccurate-concerning our products could reduce market or governmental acceptance of our products and could result in decreased product demand or product withdrawal. In addition, significant negative publicity could result in an increased number of product liability claims, whether or not these claims are supported by applicable law.

If changes in the economy and consumer spending reduce consumer demand for our products, our sales and profitability could suffer.

Certain elective procedures, such as breast augmentation, body contouring, and surgical treatment for male impotence are typically not covered by insurance. Adverse changes in the economy may cause consumers to reassess their spending choices and reduce the demand for these surgeries and could have an adverse effect on consumer spending. This shift could have an adverse effect on our sales and profitability.

If we are unable to implement new information technology systems, our ability to manufacture and sell products, maintain regulatory compliance and manage and report our business activities may be impaired, delayed or diminished, which would cause substantial business interruption and loss of sales, customers and profits.

We recently implemented an enterprise resource planning system at our major locations that will be our primary business management system. We intend to continue to implement the system for nearly all of our businesses worldwide. Many other companies have had severe problems with computer system implementations of this nature and scope. We are using a controlled project plan and we believe we have assigned adequate staffing and other resources to the project to ensure its successful implementation; however there is no assurance that the design will meet our current and future business needs or that it will operate as designed. We are heavily dependent on such computer systems, and any failure or delay in the system implementation would cause a substantial interruption to our business, additional expense, and loss of sales, customers, and profits.

If we are unable to acquire companies, businesses or technologies as part of our growth strategy or to successfully integrate past acquisitions, our growth, sales and profitability could suffer.

A significant portion of our recent growth has been the result of acquisitions of other companies, businesses and technologies. We intend to continue to acquire other businesses and technologies to facilitate our future business strategies, although there can be no assurance that we will be able to identify appropriate acquisition candidates, consummate transactions or obtain agreements with terms favorable to us. Further, once a business is acquired, any inability to integrate the business, failure to retain and develop its workforce, or establish and maintain appropriate communications, performance expectations, regulatory compliance procedures, accounting controls, and reporting procedures could adversely affect our future sales and earnings.

If our intellectual property rights do not adequately protect our products or technologies, others could compete against us more directly, which would hurt our profitability.

Our success depends in part on our ability to obtain patents or rights to patents, protect trade secrets, operate without infringing upon the proprietary rights of others, and prevent others from infringing on our patents, trademarks and other intellectual property rights. We will be able to protect our intellectual property from unauthorized use by third parties only to the extent that it is covered by valid and enforceable patents, trademarks or licenses. Patent protection generally involves complex legal and factual questions and, therefore, enforceability of patent rights cannot be predicted with certainty; thus, any patents that we own or license from others may not provide us with adequate protection against competitors. Moreover, the laws of certain foreign countries do not recognize intellectual property rights or protect them to the same extent as do the laws of the United States.

In addition to patents and trademarks, we rely on trade secrets and proprietary know-how. We seek protection of these rights, in part, through confidentiality and proprietary information agreements. These agreements may not provide sufficient protection or adequate remedies for violation of our rights in the event of unauthorized use or disclosure of confidential and proprietary information. Failure to protect our proprietary rights could seriously impair our competitive position.

If third parties claim we are infringing their intellectual property rights, we could suffer significant litigation or licensing expenses or be prevented from marketing our products.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of others. However, regardless of our intent, our technologies may infringe upon the patents or violate other proprietary rights of third parties. In the event of such infringement or violation, we may face expensive litigation and may be prevented from selling existing products and pursuing product development or commercialization.

We depend on single and sole source suppliers for certain raw materials and licensed products and the loss of any supplier could adversely affect our ability to manufacture or sell many of our products.

We currently rely on single or sole source suppliers for raw materials, including silicone, used in many of our products. In the event that they cannot meet our requirements, we cannot guarantee that we would be able to produce a sufficient amount of quality raw materials in a timely manner. We also depend on third party manufacturers for components and licensed products. If there is a disruption in the supply of these products, our sales and profitability would be adversely affected.

Our international business exposes us to a number of risks.

More than one-third of our sales are derived from international operations. Accordingly, any material decrease in foreign sales would have a material adverse effect on our overall sales and profitability. Most of our international sales are denominated in Euros, British Pounds, Canadian Dollars or U.S. Dollars. Depreciation or devaluation of the local currencies of countries where we sell our products may result in our products becoming more expensive in local currency terms, thus reducing demand, which could have an adverse effect on our operating results. Our operations and financial results may be adversely affected by other international factors, including:

•	foreign government regulation of medical devices;

•	product liability, intellectual property and other claims;

•	new export license requirements;

•	political or economic instability in our target markets;

•	trade restrictions;

•	changes in tax laws and tariffs;

•	managing foreign distributors and manufacturers;

•	managing foreign branch offices and staffing; and

•	competition.

Health care reimbursement or reform legislation could materially affect our business.

If any national health care reform or other legislation or regulations are passed that imposes limits on the amount of reimbursement for certain types of medical procedures or products, or on the number or type of medical procedures that may be performed, or that has the effect of restricting a physician’s ability to select specific products for use in patient procedures, such changes could have a material adverse effect on the demand for our products. Our revenues depend largely on U.S. and foreign government health care programs and private health insurers reimbursing patients’ medical expenses. Physicians, hospitals, and other health care providers may not purchase our products if they do not receive satisfactory reimbursement from these third-party payers for the cost of procedures using our products. In the U.S., there have been, and we expect that there will continue to be, a number of federal and state legislative and regulatory proposals to implement greater governmental control over the healthcare industry and its related costs. These proposals create uncertainty as to the future of our industry and may have a material adverse effect on our ability to raise capital or to form collaborations. In a number of foreign markets, the pricing and profitability of healthcare products are subject to governmental influence or control. In addition, legislation or regulations that impose restrictions on the price that may be charged for healthcare products or medical devices may adversely affect our sales and profitability.

If our use of hazardous materials results in contamination or injury, we could suffer significant financial loss.

Our manufacturing and research activities involve the controlled use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources and any applicable insurance coverages.

Future changes in financial accounting standards may cause adverse unexpected revenue or expense fluctuations and affect our reported results of operations.

A change in accounting standards could have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. The Financial Accounting Standards Board (“FASB”) has issued a Proposed Statement of Financial Accounting Standards (“SFAS”), Share-Based Payment, an amendment of FASB Statements Nos. 123 and 95 (“Exposure Draft”).

There may be potential new accounting pronouncements or regulatory rulings, which may have an impact on our future financial position and results of operations. In December 2004, the FASB issued a revision of Statement of Financial Accounting Standards (or “FAS”) No. 123, “Accounting for Stock-Based Compensation.” The revision is referred to as “FAS 123R -- Share-Based Payment”, effective for reporting periods beginning after June 15, 2005. On April 14, 2005, the Securities and Exchange Commission (or the “SEC”) adopted a rule amendment that delayed the compliance dates for FAS 123R such that we are now allowed to adopt the new standard no later than January 1, 2006. FAS 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” (or “APB 25”) and will require companies to recognize compensation expense, using a fair-value based method, for costs related to share-based payments including stock options and stock issued under our employee stock purchase plans. We expect that the adoption of FAS 123R will have a material adverse impact on our consolidated results of operations and financial position.

Litigation may harm our business or otherwise distract our management.

Substantial, complex or extended litigation could cause us to incur large expenditures and distract our management, and could result in significant monetary or equitable judgments against us. For example, lawsuits by employees, patients, customers, licensors, licensees, suppliers, distributors, stockholders, or competitors could be very costly and could substantially disrupt our business. Disputes from time to time with such companies or individuals are not uncommon, and we cannot assure that we will always be able to resolve such disputes out of court or on terms favorable to us.

Our publicly-filed SEC reports are reviewed by the SEC from time to time and any significant changes required as a result of any such review may result in material liability to us and have a material adverse impact on the trading price of our common stock.

The reports of publicly-traded companies are subject to review by the SEC from time to time for the purpose of assisting companies in complying with applicable disclosure requirements and to enhance the overall effectiveness of companies public filings, and comprehensive reviews by the SEC of such reports are now required at least every three years under the Sarbanes-Oxley Act of 2002. SEC reviews often occur at the time companies file registration statements such as the registration statement we filed in connection with our convertible bond offering, but reviews may also be initiated at any time by the SEC. While we believe that our previously filed SEC reports comply, and we intend that all future reports will comply in all material respects with the published rules and regulations of the SEC, we could be required to modify or reformulate information contained in prior filings as a result of an SEC review. Any modification or reformulation of information contained in such reports could be significant and result in material liability to us and have a material adverse impact on the trading price of our securities, including our common stock or our convertible notes.

Our operating results may fluctuate substantially, and could precipitate unexpected movement in the price of our common stock and convertible notes.

Our common stock trades on the New York Stock Exchange under the symbol “MNT.” On May 18, 2005, the closing price of our common stock on the New York Stock Exchange was $39.70 per share. The market prices of our stock and convertible securities are subject to significant fluctuations in response to the factors set forth above and other factors, many of which are beyond our control such as changes in pricing policies by our competitors and the timing of significant orders and shipments.

Such factors, as well as other economic conditions, may adversely affect the market price of our securities, including our common stock and convertible notes. There could be periods in which we experience shortfalls in revenue and/or earnings from levels expected by securities analysts and investors, which could have an immediate and significant adverse effect on the trading price of our securities, including our common stock and our convertible notes.

Our internal controls over financial reporting may not be considered effective which could result in a loss of investor confidence in our financial reports, which in turn could have an adverse effect on the price of our common stock and convertible notes.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 10-K for the fiscal year ending March 31, 2005, we will be required to furnish a report by our management on our internal controls over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal controls over financial reporting are effective. This assessment must include disclosure of any material weaknesses in our internal controls over financial reporting identified by management. This report will also contain a statement that our independent registered public accounting firm has issued an attestation report on management’s assessment of internal controls.

We have performed the system and process documentation and evaluation required by Section 404 and the new standard issued by the Public Company Accounting Oversight Board, and our independent registered public accounting firm is reviewing our evaluation. This process has been both costly and challenging. While, to date, we have not identified any material weaknesses in our internal controls over financial reporting, we may not be able to assert that our internal controls are effective as of March 31, 2005. If we were to identify a material weakness in our internal controls, or if our independent auditors are unable to attest that our management’s report is fairly stated or are unable to express an opinion on our management’s evaluation or on the effectiveness of our internal controls, investors could lose confidence in the accuracy and completeness of our financial reports, with in turn could have an adverse effect on the price of our securities, including our common stock and our convertible notes.

RISKS RELATED TO THE OFFERING

The notes are subordinated and there are no financial covenants in the indenture. Our ability to service our debt is dependent to a significant extent on the earnings of, and the receipt of distributions from, our subsidiaries.

The notes are general unsecured obligations of Mentor Corporation and are subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization, or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. In addition, we will not make any payments on the notes in the event of payment defaults or other specified defaults on our designated senior indebtedness.

We conduct a significant portion of our operations through our subsidiaries, which are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual restrictions.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

As of March 31, 2005, we had $5.8 million of senior indebtedness outstanding and our subsidiaries had approximately $46.0 million of outstanding indebtedness and other liabilities (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) to which the notes are effectively subordinated.

Neither we nor our subsidiaries are restricted under the indenture from incurring additional debt, including senior indebtedness. If we or our subsidiaries incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. We expect that we and our subsidiaries will from time to time incur additional indebtedness and other liabilities. In addition, we are not restricted under the indenture from paying dividends or issuing or repurchasing our securities under the indenture.

We may be unable to meet the requirements under the indenture to purchase your notes upon a change in control.

Upon a change in control, as defined in the indenture, you may require us to purchase all or a portion of your notes at a price equal to 100% of the principal amount of the notes being repurchased. If a change in control were to occur, we might not have enough funds to pay the purchase price for all tendered notes. Future credit agreements or other agreements relating to our indebtedness might prohibit the redemption or repurchase of the notes and provide that a change in control constitutes an event of default. If a change in control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt. In such circumstances, or if a change in control would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would possibly limit or prohibit payments to you. The term “change in control” is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the notes upon a change in control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The contingent conversion feature of the notes could result in you receiving less than the value of the shares into which a note is convertible.

The notes are convertible into the shares only if specified contingencies are met. If the specified contingencies for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the shares into which the notes would otherwise be convertible.

A market may not develop for the notes.

There is no established public trading market for the notes. At the time of the original issuance of the notes in a private placement in December 2003, Credit Suisse First Boston LLC, the initial purchaser of the notes, advised us that it intended to make a market in the notes. However, the initial purchaser is not obligated to make a market and may discontinue this market-making activity at any time without notice. In addition, market-making activity by the initial purchaser, if any, is subject to the limits imposed by applicable securities laws. As a result, we cannot be sure that any market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be maintained, the trading price of the notes could decline significantly. We do not intend to apply for listing of the notes on any securities exchange or automated quotation system.

The price of our common stock, and therefore the price of the notes, may fluctuate significantly, which may make it difficult for holders to resell the notes or the shares issuable upon conversion of the notes when desired or at attractive prices.

Prior to electing to convert notes, the noteholder should compare the price at which our common stock is trading in the market to the conversion price of the notes. Our common stock trades on the New York Stock Exchange under the symbol “MNT.” On May 18, 2005, the closing price of our common stock on the New York Stock Exchange was $39.70 per share. The initial conversion price of the notes is $29.2890 per share of common stock. The market prices of our securities are subject to significant fluctuations in response to the factors set forth above and other factors, many of which are beyond our control. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities, including our common stock and the notes. There could be quarters in which we experience shortfalls in revenue and/or earnings from levels expected by securities analysts and investors, which could have an immediate and significant adverse effect on the trading price of our securities, including our common stock and the notes.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. Because the notes are convertible into common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes.

Sales of substantial amounts of shares of our stock in the public market after this offering, or the perception that those sales may occur, could cause the market price of our common stock to decline. Because the notes are convertible into common stock only at a conversion price in excess of the recent trading price, such a decline in our common stock price may cause the value of the notes to decline.

Hedging transactions and other transactions may affect the value of the notes.

In connection with the original issuance of our 2¾% convertible notes in December 2003, we entered into convertible note hedge and warrant transactions with respect to our common stock with Credit Suisse First Boston International, an affiliate of Credit Suisse First Boston LLC, the initial purchaser of the notes, to reduce the potential dilution from conversion of the notes up to a price of our common stock of $39.43 per share. In connection with these hedging arrangements, Credit Suisse First Boston International, and/or its affiliates, has taken and, we expect, will continue to take positions in our common stock in secondary market transactions and/or will enter into various derivative transactions. Such hedging arrangements could adversely affect the price of our common stock. In addition, the existence of the notes may encourage short selling in our common stock by market participants because the conversion of the notes could depress the price of our common stock.

The notes may not be rated or may receive a lower rating than anticipated.

We believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be harmed.

We are subject to state law provisions with potential anti-takeover effects.

The shares issuable upon conversion of the notes are subject to Section 302A.671 of the Minnesota Statutes applies, with certain exceptions, to any acquisitions of our stock (from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 would require approval of any such acquisition by a majority vote of our shareholders prior to its consummation. In general, shares acquired in the absence of such approval would be denied voting rights. Those shares would be redeemable by us at their then-fair market value within 30 days after the date on which the acquiring person failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.

Section 302A.673 of the Minnesota Statutes would generally prohibit any business combination by us, or any of our subsidiaries, with any shareholder that purchases 10% or more of our voting shares (an interested shareholder) within four years following such interested shareholder’s share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder’s share acquisition date.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information contained in this prospectus is not a complete description of our business or the risks associated with an investment in the securities offered hereby. We urge you to carefully review and consider the various disclosures made by us in this prospectus and in our other reports filed with the SEC, including our Annual Report on Form 10-K for the year ended March 31, 2003 and subsequent reports on Forms 10-Q and 8-K, which discuss our business in greater detail.

The section entitled “Risk Factors” set forth above, and similar discussions in our SEC filings, discuss some of the important risk factors that may affect our business, results of operations and financial condition. You should carefully consider those risks, in addition to the other information in this prospectus and in our filings with the SEC, before deciding to purchase, hold or sell the securities offered hereby.

All statements included or incorporated by reference in this prospectus and the documents incorporated herein by reference, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements concerning:

•	our anticipated growth strategies;

•	our intention to introduce or seek regulatory approval for new products;

•	our ability to continue to meet U.S. Food and Drug Administration (FDA) and other regulatory requirements;

•	our anticipated outcomes of pending and possible future litigation and regulatory reviews;

•	our ability to replace sources of supply without disruption or regulatory delay;

•	our accounting estimates, assumptions and judgments, the market acceptance and performance of our products, the competitive nature of and anticipated growth in our markets;

•	our ability to consummate acquisitions and integrate their operations successfully; and

•	the need for additional capital.

These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” and similar expressions, and variations or negatives of these words. In addition, any statements that refer to expectations, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date of this prospectus and are based upon the information available to us at this time. These statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statement as a result of various factors, some of which are listed under the section “Risk Factors” above. We undertake no obligation to revise or update publicly any forward-looking statement for any reason.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock issuable upon conversion of the notes.

DESCRIPTION OF THE NOTES

We issued the notes under an indenture dated as of December 22, 2003, between us, as issuer, and U.S. Bank National Association, as trustee. The notes and the shares issuable upon conversion of the notes are covered by a registration rights agreement. You may request a copy of the indenture and the registration rights agreement from the trustee.

The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, which has been filed as an exhibit to this registration statement. We urge you to read the indenture because it defines your rights as a holder of the notes.

As used in this “Description of the Notes” section, references to “Mentor,” “we,” “our” or “us” refer solely to Mentor Corporation and not to our subsidiaries.

General

The Notes

The notes:

•	are limited to $150,000,000 in aggregate principal amount;

•	mature on January 1, 2024, unless earlier converted by you, redeemed at our option or purchased by us at your option;

•	bear interest at a per annum rate of 2 3/4% payable semi-annually, on each January 1 and July 1, beginning on July 1, 2004;

•	bear additional interest if we fail to comply with certain obligations as set forth below under “—Registration Rights;”

•	have been issued only in denominations of $1,000 principal amount and integral multiples thereof;

•	are represented by one or more registered notes in global form as described under “—Book-Entry, Delivery and Form;”

•	are subordinated in right of payment to all existing and future senior debt and will be effectively subordinated to all existing indebtedness and other liabilities of our subsidiaries, as described under “—Subordination of Notes;”

•	are convertible into common stock as described under “—Conversion of Notes;”

•	are redeemable by us for cash beginning on January 1, 2009 as described under “—Optional Redemption by Mentor;” and

•	are subject to repurchase by us at the option of the holders on January 1, 2009, January 1, 2014 and January 1, 2019 or upon specific types of changes in control as described under “—Purchase of Notes at Your Option on Specified Dates” and “—Purchase of Notes at Your Option upon a Change in Control.”

Neither we nor our subsidiaries are restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or changes in control of Mentor except to the extent described under “—Purchase of Notes at Your Option upon a Change in Control.”

We will maintain an office in The City of New York where the notes may be presented for registration, transfer, exchange or conversion. This office will initially be an office or agency of the trustee. Except under limited circumstances described below, the notes will be issued only in fully registered book-entry form, without coupons, and will be represented by one or more global notes. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Interest

The notes bear interest at the annual rate of 2 3/4% from the date of issuance. Interest is payable on January 1 and July 1 of each year, beginning on July 1, 2004, subject to limited exceptions if the notes are converted or purchased prior to the relevant interest payment date. The record dates for the payment of interest are December 15 and June 15 immediately preceding the relevant interest payment date. We may, at our option, pay interest on the notes by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $1 million will be paid by wire transfer in immediately available funds, upon its election, if the holder has provided us with wire transfer instructions at least ten business days prior to the payment date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. We are not required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

Conversion of Notes

General

Holders may surrender the notes for conversion into shares of our common stock at a conversion price of $29.2890 per share, which is equivalent to a conversion rate of approximately 34.1425 shares per $1,000 principal amount of notes, subject to the conversion rate adjustments described below, if any of the following conditions is satisfied:

•	during any fiscal quarter prior to January 1, 2019, if the closing price of our common stock for at least 20 trading days in the 30 consecutive trading day period ending on the first day of such fiscal quarter is more than 120% of the conversion price per share of our common stock on the first day of such fiscal quarter;

•	on any business day on or after January 1, 2019, if the closing price of our common stock on the immediately preceding trading day is more than 120% of the conversion price per share of our common stock on such trading day;

•	during the five business day period after any five consecutive trading day period if the average of the trading prices of the notes for such five consecutive trading day period is less than 98% of the average of the conversion values of the notes during that period, subject to certain limitations;

•	if we have called the notes for redemption; or

•	if we make certain significant distributions to holders of our common stock or we enter into specified corporate transactions.

Conversion Upon Satisfaction of Market Price Condition

Holders may surrender notes for conversion into shares of our common stock during any fiscal quarter prior to January 1, 2019, if the closing price of our common stock on the New York Stock Exchange, or if the shares are not then quoted on the New York Stock Exchange, such other principal national securities exchange on which our common stock is listed, for at least 20 trading days in the 30 consecutive trading day period ending on the first day of such fiscal quarter is more than 120% of the conversion price per share of our common stock on the first day of such fiscal quarter.

If on any trading day after January 1, 2019, the closing price of our common stock on the New York Stock Exchange, or if the shares are not then quoted on the New York Stock Exchange, such other principal national securities exchange on which our common stock is listed, exceeds 120% of the conversion price per share of our common stock on such trading day, holders may surrender notes for conversion into shares of our common stock on the next succeeding business day. The conversion agent will, on our behalf, determine daily if the notes are convertible as a result of the foregoing condition and will notify us and the trustee if the notes become convertible.

The “closing price” of our common stock on any date means the closing per share sale price (or if no closing per share sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded.

Conversion Upon Trading Price of the Notes Falling Below Trading Value of the Notes

If during any five consecutive trading day period, the average of the trading prices (defined below) for the notes for that five consecutive trading day period was less than 98% of the average of the conversion values (defined below) for the notes during that period, a holder may surrender notes for conversion at any time during the following five business days; provided, however, that if, on the date of any conversion pursuant to the trading price condition described in this paragraph that is on or after January 1, 2019, the closing price of our common stock on the trading day before the conversion date is greater than 100% of the conversion price and less than 120% of the conversion price, then holders surrendering notes for conversion will receive, at our option, in lieu of shares of our common stock based on the then applicable conversion rate, cash or shares of common stock with a value equal to the principal amount of the notes being converted (a “principal value conversion”). Shares of our common stock delivered upon a principal value conversion will be valued at the closing price on the conversion date. We will deliver shares of our common stock upon a principal value conversion no later than the third business day following the determination of the closing price.

The conversion agent will determine whether the notes are convertible pursuant to the foregoing trading price condition only after being requested to do so by us. We will have no obligation to make that request unless a holder of notes provides us with reasonable evidence that the foregoing trading price condition has been satisfied. If a holder provides such evidence, we will instruct the conversion agent to determine the trading prices and conversion values for the applicable period.

We define “trading price” in the indenture to mean, on any date of determination, the average of the secondary bid quotations per note obtained by the conversion agent for $5,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided, that if at least three such bids cannot reasonably be obtained, but two such bids can reasonably be obtained, then the average of these two bids shall be used; provided, further, that if at least two such bids cannot reasonably be obtained, but one such bid can reasonably be obtained, this one bid shall be used. If the conversion agent cannot reasonably obtain at least one bid for $5,000,000 principal amount of the notes from an independent nationally recognized securities dealer or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will equal (a) the applicable conversion rate of the notes multiplied by (b) the closing price of our common stock on the New York Stock Exchange.

We define the “conversion value” of a note in the indenture to mean the product of the closing price of our common stock on any date of determination multiplied by the conversion rate of the note in effect on that date, which is the number of shares of our common stock into which the note is convertible.

Conversion Upon Notice of Redemption

A holder may surrender for conversion a note called for redemption at any time prior to the close of business one business day prior to the redemption date, even if it is not otherwise convertible at such time. If a holder has already delivered a purchase notice or notice of its exercise of its option to require us to repurchase such holder’s notes upon the occurrence of a change in control (defined below) with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Conversion Upon Specified Corporate Transactions

If we elect to distribute to all holders of our common stock:

•	certain rights or warrants entitling them to subscribe for or purchase our common stock at less than the current market price (as defined in the indenture) on the record date for such issuance, or

•	cash, debt securities (or other evidence of indebtedness) or other assets (excluding dividends or distributions described in clauses (1) or (2) of the description below of adjustments to the conversion rate), which distribution, together with all other such distributions within the preceding twelve months, has a per share value exceeding five percent of the current market price of our common stock as of the trading day immediately preceding the declaration date for such distribution, we must notify the holders of the notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. No adjustment to the ability of the holders to convert will be made if the holders are entitled to participate in the distribution without conversion.

In addition, in the event that we are a party to a consolidation, merger, transfer or lease of all or substantially all of our assets, pursuant to which our common stock would be converted into cash, securities or other assets, the notes may be surrendered for conversion at any time from or after the date which is 15 days prior to the anticipated effective time of the transaction until 15 days after the actual date of such transaction. If the transaction also constitutes a “change in control,” the holder can require us to purchase all or a portion of its notes as described under “-Purchase of Notes at Your Option upon a Change in Control.”

Conversion Procedures

Delivery of our common stock upon conversion in accordance with the terms of the notes will be deemed to satisfy our obligation to pay the principal amount of the notes, including any accrued and unpaid interest, except that holders surrendering their notes for conversion between December 15, 2008 and January 1, 2009 will receive accrued interest on the notes being surrendered to, but excluding, January 1, 2009 (which interest will be paid on January 1, 2009). Accrued interest will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion price to account for accrued interest or additional interest.

The right of conversion attaching to any note may be exercised (a) if such note is represented by a global security, by book-entry transfer to the conversion agent (which will initially be the trustee) through the facilities of the Depositary Trust Company (DTC), or (b) if such note is represented by a certificated security, by delivery of such note at the specified office of the conversion agent, accompanied, in either case, by a duly signed and completed notice of conversion and appropriate endorsements and transfer documents if required by the conversion agent. The conversion date shall be the date on which the note and all of the items required for conversion shall have been so delivered and the requirements for conversion have been met. A holder delivering a note for conversion will be required to pay any taxes or duties payable in respect of the issue or delivery of our common stock upon conversion in a name other than that of the holder.

A holder may convert fewer than all of such holder’s notes so long as the notes converted are in integral multiples of $1,000 principal amount. In lieu of issuing fractional shares of common stock upon conversion of notes, we will pay cash for the fractional amount based upon the closing price of the common stock on the last trading day prior to the date of conversion.

If the notes are called for redemption or are subject to purchase following a change in control, your conversion rights on the notes called for redemption or so subject to purchase will expire at the close of business on the last business day before the redemption date or purchase date, as the case may be, or such earlier date as the notes are presented for redemption or for purchase, unless we default in the payment of the redemption price or purchase price, in which case your conversion right will terminate at the close of business on the date the default is cured and the notes are redeemed or purchased. If you have submitted your notes for purchase upon a change in control, you may only convert your notes if you withdraw your election in accordance with the indenture.

Conversion Rate Adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate in any of the transactions described below.

(1) If we issue shares of our common stock as a dividend or distribution on our common stock, or if we effect a stock split or stock combination, the conversion rate will be adjusted based on the following formula:

CR’	=	CR0 x	OS’
OS0

where:

CR0	=	the conversion rate in effect immediately prior to such event

CR’	=	the conversion rate in effect immediately after such event

OS0	=	the number of shares of our common stock outstanding immediately prior to such event

OS’	=	the number of shares of our common stock outstanding immediately after such event

(2) If we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase shares of our common stock, or securities convertible into shares of our common stock, at a price per share or a conversion price per share less than the closing price of our common stock on the business day immediately preceding the time of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

CR’	=	CR0 x	OS0 + X
OS0 + Y

where:

CR0	=	the conversion rate in effect immediately prior to such event

CR’	=	the conversion rate in effect immediately after such event

OS0	=	the number of shares of our common stock outstanding immediately prior to such event

X	=	the total number of shares of our common stock issuable pursuant to such rights

Y	=	the number of shares of our common stock equal to the aggregate price payable to exercise such rights divided by the average closing price of our common stock for the five consecutive trading day period prior to the date on which common stock traded on such date settles regular-way on the record date for the issuance of such rights

(3) If we distribute shares of our capital stock, evidences of our indebtedness, an extraordinary cash dividend or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (2) above;

•	regular cash dividends or distributions in cash referred to in clause (4) below; and

•	distributions of rights to all holders of common stock pursuant to the adoption of a shareholder rights plan,

then the conversion rate will be adjusted based on the following formula:

CR’	=	CR0 x	SP0
SP0 - FMV

where:

CR0	=	the conversion rate in effect immediately prior to such distribution

CR’	=	the conversion rate in effect immediately after such distribution

SP0	=	the average closing price per share of our common stock for the five consecutive trading day period prior to the date on which common stock traded on such date settles regular-way on the record date for such distribution

FMV	=	the fair market value (as determined by our Board of Directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the record date for such distribution

(4) If we make regular cash dividends to all or substantially all holders of our common stock in excess of $0.15 per share in any quarter, the conversion rate will be adjusted based on the following formula:

CR’	=	CR0 x	SP0
SP0 - (C-$0.15)

where:

CR0	=	the conversion rate in effect immediately prior to the record date for such distribution

CR’	=	the conversion rate in effect immediately after the record date for such distribution

SP0	=	the average closing price per share of our common stock for the five consecutive trading day period prior to the date on which common stock traded on such date settles regular-way on the record date for such distribution

C	=	the amount in cash per share we distribute to holders of our common stock as a regular cash dividend in the applicable quarter

For purposes of this prospectus, “regular cash dividends” means the regular, fixed quarterly cash dividends as declared by our Board of Directors as part of our dividend payment practice or stated cash dividend policy then in effect, whether publicly announced or not, and does not include any other dividends or distributions (such as any dividends designated by our board of directors as extraordinary, special or otherwise nonrecurring)

(5) If we or any of our subsidiaries purchase shares of our common stock pursuant to a tender offer, the conversion rate will be increased based on the following formula:

CR’	=	CR0 x	AC + (SP’ x OS’)
OS0 x SP’

where:

CR0	=	the conversion rate in effect on the date such tender offer expires

CR’	=	the conversion rate in effect on the day next succeeding the date such tender offer expires

AC	=	the aggregate value of all cash and any other consideration (as determined by our board of directors) paid for shares purchased in such tender offer

OS0	=	the number of shares of our common stock outstanding immediately prior to the date such tender offer expires

OS’	=	the number of shares of our common stock outstanding immediately after the date such tender offer expires

SP’	=	the average closing price of our common stock for the five days commencing on the trading day next succeeding the date such tender offer expires

If however, the application of the foregoing formula would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

We do not currently have a shareholder rights plan. If we implement a shareholder rights plan, we will be required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion, subject to certain limited exceptions.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving Mentor; or

•	a sale or conveyance to another person of the property and assets of Mentor as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled to convert their notes, subject to the conditions described above, into the same type of consideration received by common stock holders immediately prior to one of these types of events.

You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate.

We are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 days if our Board of Directors determines that such increase would be in our best interest. We are required to give at least 15 days prior notice of any increase in the conversion rate. We may also increase the conversion rate to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

Optional Redemption by Mentor

The notes will not be redeemable prior to January 1, 2009. On or after January 1, 2009, we may redeem the notes for cash, at our option, in whole or in part, as described in this paragraph. We may redeem the notes for cash on January 1, 2009, upon at least 30 days and not more than 60 days notice, at a redemption price equal to 100.25% of the principal amount of the notes, plus accrued interest, including additional interest, if any, to, but excluding, the redemption date. If we do not give notice of our intent to redeem the notes on January 1, 2009, but the average conversion value for the notes for the five trading days preceding November 30, 2008 exceeds 101% of the principal amount of the notes, and we have not given notice that we do not want to effect a redemption on such date, then the notes will be deemed to have been called for redemption, in whole, on January 1, 2009, without any notice required, at a redemption price equal to 100.25% of the principal amount of the notes, plus accrued interest, including additional interest, if any, to, but excluding, the redemption date. On or after January 2, 2009 (or, if January 1 is not a business day and the notes have been called for redemption on January 1 pursuant to the preceding sentence, on or after the second business day after January 1, 2009), upon at least 30 days and no more than 60 days notice, we may redeem for cash, in whole or in part, the notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, including additional interest, if any, to, but excluding, the redemption date.

Holders may convert notes or portions of notes called for redemption even if the market price contingency described under “—Conversion of Notes” has not occurred, until the close of business on the business day prior to the redemption date.

If we decide to redeem fewer than all of the notes, the trustee will select the notes to be redeemed by lot, or in its discretion, on a pro rata basis or otherwise in accordance with the applicable procedures of DTC. If any note is to be redeemed in part only, a new note in principal amount equal to the unredeemed principal portion will be issued. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be part of the portion selected for redemption.

No sinking fund is provided for the notes.

Purchase of Notes at Your Option on Specified Dates

On January 1, 2009, January 1, 2014 and January 1, 2019, holders may require us to purchase for cash any outstanding notes for which a holder has properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. Holders may submit their notes for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the business day prior to the purchase date.

We will purchase each outstanding note for which a holder has properly delivered and not withdrawn a written purchase notice at a purchase price equal to 100% of the principal amount of the notes being redeemed (except that notes purchased on

January 1, 2009 shall have a purchase price equal to 100.25% of the principal amount), in each case, plus any accrued and unpaid interest, including additional interest, if any, to, but excluding, the purchase date.

We will pay the purchase price in cash. For a discussion of the tax treatment of a holder receiving cash, see “Certain United States Federal Income Tax Considerations-U.S. Holders-Sale, Exchange, Redemption or Retirement of Notes.”

Required Notices and Procedure

On a date not less than 20 business days prior to each purchase date, we will be required to give notice to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating, among other things, the procedures that holders must follow to require us to purchase their notes.

The purchase notice given by each holder electing to require us to purchase notes must be given so as to be received by the paying agent no later than the close of business on the business day prior to the purchase date and must state:

•	if certificated notes have been issued, the certificate numbers of the holder’s notes to be delivered for purchase;

•	the aggregate principal amount of notes to be purchased; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes.

A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal shall state:

•	if certificated notes have been issued, the certificate numbers of the notes being withdrawn;

•	the aggregate principal amount of the notes being withdrawn; and

•	the aggregate principal amount, if any, of the notes that remain subject to the purchase notice.

In connection with any purchase offer, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act;

•	file a Schedule TO or any successor similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes.

Our obligation to pay the purchase price for a note as to which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price for the note to be paid promptly following the later of the purchase date or the time of delivery of the note.

If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. After the note ceases to be outstanding, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

Certain of our present or future debt agreements may limit our ability to purchase notes.

We may not purchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making such purchase. If we fail to purchase the notes when required, this failure will constitute an event of default under the indenture whether or not purchase is permitted by the subordination provisions of the indenture.

Purchase of Notes at Your Option upon a Change in Control

If a change in control occurs, you will have the option to require us to purchase for cash all or any part of your notes on the day that is 30 business days after the occurrence of such change in control (the change in control purchase date) at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, including additional interest, if any, to, but excluding, the purchase date. Notes submitted for purchase must be in integral multiples of $1,000 principal amount.

We will mail to the trustee and to each holder a written notice of the change in control within 10 business days after the occurrence of such change in control. This notice shall state certain specified information, including:

•	information about, and the terms and conditions of, the change in control;

•	information about the holders’ right to convert the notes;

•	the holders’ right to require us to purchase the notes;

•	the procedures required for exercise of the purchase option upon the change in control; and

•	the name and address of the paying and conversion agents.

You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date.

A change in control will be deemed to have occurred if any of the following occurs:

•	any person or group is or becomes the beneficial owner, directly or indirectly, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

•	we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that beneficially owned, directly or indirectly, the shares of our voting stock immediately prior to such transaction beneficially own, directly or indirectly, shares of our voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person; or

•	the holders of our capital stock approve any plan or proposal for our liquidation or dissolution (whether or not otherwise in compliance with the indenture).

However, a change in control will not be deemed to have occurred if either:

•	the closing price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such day; or

•	in the case of a merger or consolidation, all of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on The Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

For purposes of this change in control definition:

•	“person” or “group” have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or

•	disposing of securities within the meaning of Rule 13d-5(b)(l) under the Exchange Act, or any successor provision;

•	a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture, except that the number of shares of our voting stock will be deemed to include, in addition to all outstanding shares of our voting stock and unissued shares deemed to be held by the “person” or “group” or other person with respect to which the change in control determination is being made, all unissued shares deemed to be held by all other persons;

•	“beneficially own” and “beneficially owned” have meanings correlative to that of beneficial owner;

•	“board of directors” means the Board of Directors or other governing body charged with the ultimate management of any person;

•	“capital stock” means: (1) in the case of a corporation, corporate stock; (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; or (4) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person; and

•	“voting stock” means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors, managers or trustees.

The term “all or substantially all” as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of “all or substantially all” of our assets.

We will under the indenture:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes upon a change in control.

This change in control purchase feature may make it more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between us and the initial purchaser.

We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt, including senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

Certain of our present or future debt agreements may prohibit our redemption or repurchase of the notes and provide that a change in control constitutes an event of default.

We may not purchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making such repurchase. If we fail to repurchase the notes when required, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.

If a change in control were to occur, we may not have sufficient funds to pay the change in control purchase price for the notes tendered by holders. In addition, we may in the future incur debt that has similar change of control provisions that permit holders of this debt to accelerate or require us to repurchase this debt upon the occurrence of events similar to a change in control.

Subordination of Notes

The payment of the principal of, premium, if any, and any interest amount on the notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness. If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the notes. If the notes are accelerated because of an event of default under the indenture we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the noteholders. The indenture will require that we must promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture.

We may not make any payment on the notes or purchase or otherwise acquire the notes if:

•	a default in the payment of any senior indebtedness occurs and is continuing beyond any applicable period of grace; or

•	any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or any other person permitted to give such notice under the indenture.

We are required to resume payments on the notes:

•	in case of a payment default of senior indebtedness, upon the date on which such default is cured or waived or ceases to exist; and

•	in case of a nonpayment default of designated senior indebtedness, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

No new period of payment blockage may be commenced for a default unless:

•	365 days have elapsed since our receipt of the prior payment blockage notice; and

•	all scheduled payments on the notes that have come due have been paid in full in cash.

No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

A significant portion of our operations and sales are conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, depend upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions. Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

As of March 31, 2005, we had approximately $5.8 million of senior indebtedness outstanding and our subsidiaries had approximately $46.0 million of outstanding indebtedness and other liabilities (excluding intercompany liabilities and liabilities of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles) to which the notes would be effectively subordinated.

Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the indenture. If we incur additional debt, our ability to pay our obligations on the notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the note holders.

“designated senior indebtedness” means our obligations under any particular senior indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or any related agreements or documents to which we are a party) expressly provides that such indebtedness is “designated senior indebtedness” for purposes of the indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such senior indebtedness to exercise the rights of designated senior indebtedness).

“indebtedness” means, without duplication:

(1)	all of our indebtedness, obligations and other liabilities (contingent or otherwise) for borrowed money (including obligations in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments (whether or not the recourse of the lender is to the whole of our assets or to only a portion thereof);

(2)	all of our reimbursement obligations and other liabilities (contingent or otherwise) with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3)	all of our obligations and liabilities (contingent or otherwise):

(a)	in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(b)	as lessee under other leases for facilities or equipment (and related assets leased together therewith), whether or not capitalized, entered into or leased for financing purposes (as determined by us); or

(c)	under any lease or related document (including a purchase agreement) in connection with the lease of real property or improvements (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and all of our obligations under such lease or related document to purchase or to cause a third party to purchase such leased property (whether or not such lease transaction is characterized as an operating lease or a capitalized lease in accordance with generally accepted accounting principles);

(4)	all of our obligations (contingent or otherwise) with respect to an interest rate, currency or other swap, cap, floor or collar agreement, hedge agreement, forward contract, or other similar instrument or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(5)	all of our direct or indirect guarantees, agreements to be jointly liable or similar agreements in respect of, and obligations or liabilities (contingent or otherwise) to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through (4);

(6)	any indebtedness or other obligations described in clauses (1) through (5) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us, regardless of whether the indebtedness or other obligation secured thereby shall be assumed by us; and

(7)	any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through (6).

“senior indebtedness” means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, indebtedness of Mentor, whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by Mentor including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing, unless in the case of any particular indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes. Senior indebtedness does not include:

(1)	indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes;

(2)	any indebtedness of Mentor to any of its subsidiaries; and

(3)	any obligation for federal, state, local or other taxes.

Events of Default

Each of the following will constitute an event of default under the indenture:

(1)	we fail to pay principal or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the indenture;

(2)	we fail to pay any interest, including additional interest, if any, on any note when due if such failure continues for 30 days;

(3)	we fail to comply with any other covenant or agreement in the indenture or the notes and such failure continues for 60 days after written notice is given in accordance with the terms of the indenture;

(4)	we fail to convert notes into shares of our common stock upon exercise of a holder’s conversion right pursuant to the indenture if such failure continues for 10 days;

(5)	we fail to pay the purchase price of any note when due, whether or not prohibited by the subordination provisions of the indenture;

(6)	we fail to provide timely notice of a change in control;

(7)	any indebtedness for money borrowed by us or one of our significant subsidiaries (including any indebtedness guaranteed by us or any of our significant subsidiaries) in an outstanding principal amount in excess of $20 million is not paid at final maturity or upon acceleration and such indebtedness is not discharged, and such default in payment or acceleration is not cured or rescinded, within 30 days after written notice as provided in the indenture; or

(8)	certain events in bankruptcy, insolvency or reorganization involving us or any of our significant subsidiaries.

As used in this prospectus, “significant subsidiary” means, in respect of any person, a subsidiary of such person that would constitute a “significant subsidiary” as such term is defined under Rule 1-02 of Regulation S-X under the Securities Act and the Exchange Act.

If an event of default, other than an event of default described in clause (8) above with respect to us, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. If an event of default described in clause (8) above occurs with respect to us, the principal amount of the notes will automatically become immediately due and payable. Any payment on the notes following any such acceleration will be subject to the subordination provisions of the indenture.

After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration. Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders have offered to the trustee reasonable indemnity.

Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

•	the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any premium or interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default unless:

•	we fail to pay principal, premium or any interest on any note when due;

•	we fail to convert any note into common stock; or

•	we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not we, to the officers’ knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Modification and Waiver

We and the trustee may amend or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the indenture without notice to the noteholders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

•	change the stated maturity of the principal of, or any interest on, any note;

•	reduce the principal amount of or any premium or interest on any note;

•	reduce the amount of principal payable upon acceleration of the maturity of any note;

•	change the currency of payment of principal of, or any premium or interest on, any note;

•	impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

•	modify the provisions with respect to the purchase rights of the holders upon the events described under “-Purchase of Notes at Your Option on Specified Dates” and “-Purchase of Notes at Your Option upon a Change of Control” in a manner adverse to holders;

•	modify the subordination provisions in a manner materially adverse to the holders of notes;

•	adversely affect the right of holders to convert notes other than as provided in the indenture;

•	reduce the percentage in principal amount of outstanding notes required for modification or amendment of the indenture;

•	reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

•	modify provisions with respect to modification and waiver (including waiver of events of default), except to increase the percentage required for modification or waiver or to provide for consent of each affected noteholder; or

•	waive a default or event of default in the payment of principal of or premium, if any, or interest on the notes or waive a redemption payment with respect to any note.

We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of, the noteholders to, among other things, cure any ambiguity, defect or inconsistency, to provide for the assumption of our obligations under the indenture by a successor upon any permitted merger, consolidation or asset transfer or make any other change that does not adversely affect the rights of any noteholder, as set forth in the indenture.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any person in a transaction in which we are not the surviving person or convey, transfer or lease our properties and assets substantially as an entirety to any successor person (other than to one or more wholly owned subsidiaries), unless:

•	the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state of the United States, or the District of Columbia and assumes our obligations on the notes and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions specified in the indenture are met.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Registration Rights

In connection with the initial private placement of the notes in December 2003, we entered into a registration rights agreement with the initial purchaser of the notes for the benefit of the holders of the notes. The following summarizes some, but not all, provisions of the registration rights agreement. We urge you to read the registration rights agreement, which is filed as an exhibit to the registration statement to which this prospectus relates.

In the registration rights agreement, we agreed to file a shelf registration statement under the Securities Act not later than 90 days after the latest date of original issuance of the notes to register resales of the notes and the shares of common stock into which the notes are convertible. The notes and the common stock issuable upon conversion of the notes are referred to collectively as registrable securities. We will use our reasonable efforts to have this shelf registration statement declared effective as promptly as practicable, but not later than 180 days after the latest date of original issuance of the notes, and to keep it effective until the earliest of:

•	the date when all registrable securities shall have been registered under the Securities Act and disposed of; and

•	the date on which all registrable securities held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act.

We will be permitted to suspend the use of the prospectus that is a part of the registration statement for periods not to exceed an aggregate of 45 days in any 90-day period or an aggregate of 90 days in any 12-month period under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events.

A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreements which are applicable to such holder.

We will be required to facilitate an underwritten offering only if the aggregate principal amount of registrable securities subject to such underwritten offering is at least $50 million.

If:

•	on or prior to the 90th day after the latest date of original issuance of the notes, the shelf registration statement has not been filed with the SEC;

•	on or prior to the 180th day after the latest date of original issuance of the notes, the shelf registration statement has not been declared effective by the SEC; or

•	after the shelf registration statement has been declared effective, such shelf registration statement ceases to be effective, or the prospectus contained therein ceases to be usable (subject to certain exceptions) in connection with resales of notes and the common stock issuable upon the conversion of the notes, in accordance with and during the periods specified in the registration rights agreement and (A) unless we declare a suspension period to be in effect, we do not cure the shelf registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (B) if applicable, we do not terminate the suspension period described above by the 45th day or 90th day, as the case may be,

(we refer to each such event described above as a registration default), interest will accrue on the notes and the underlying shares of common stock that are registrable securities, from and including the date on which any such registration default occurs to, but excluding, the date on which the registration default has been cured, at the rate of 0.50% per year for the notes (or an equivalent amount for any common stock issued upon conversion of the notes) that are registrable securities. In the case of a registration default described in the third bullet above, our obligation to pay additional interest extends only to the affected notes. We will have no other liabilities for monetary damages with respect to our registration obligations. With respect to each holder, our obligations to pay interest remain in effect only so long as the notes and the common stock issuable upon the conversion of the notes held by the holder are “registrable securities” within the meaning of the registration rights agreement.

Satisfaction and Discharge

We may discharge certain of our obligations under the indenture while notes remain outstanding if (1) all outstanding notes have or will become due and payable at their scheduled maturity within one year or (2) all outstanding notes are scheduled for redemption within one year, and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption and met certain other conditions provided in the indenture.

Transfer and Exchange

We have initially appointed the trustee as the security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

•	vary or terminate the appointment of the security registrar, paying agent or conversion agent;

•	appoint additional paying agents or conversion agents; or

•	approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

Purchase and Cancellation

All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of noteholders.

Replacement of Notes

We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

Concerning the Trustee

U.S. Bank National Association is the trustee under the indenture. The trustee is permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflict or resign. As of this date, there is no conflict of interest between the trustee and the Company.

The holders of a majority in principal amount of all outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

Book-Entry, Delivery and Form

We initially issued the notes in the form of a global security. The global security is registered in the name of Cede & Co., as DTC’s nominee. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchaser, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that, under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, premium, if any, and any interest on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or additional interest, if any, on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. Neither we, the trustee nor any paying agent or conversion agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited, and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities, which it will distribute to its participants and which will be legended, if required, as set forth under the heading “Transfer Restrictions.”

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock under our Restated Articles of Incorporation consists of 150,000,000 shares of common stock, par value $0.10 per share, of which 40,745,626 shares were outstanding at March 31, 2005. Our common stock is listed on the New York Stock Exchange under the symbol “MNT.”

The holders of shares of our common stock are entitled to one vote per share on all matters to be voted on by shareholders. Shareholders do not have the right to cumulate votes for the election of directors. Directors are elected by a favorable vote of a plurality of the voting power of all outstanding shares present, in person or represented by proxy, and entitled to vote at the meeting. The holders of shares of our common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefore. Upon our liquidation or dissolution, holders of shares of our common stock are entitled to receive, pro rata, our assets available for distribution after payment of liabilities. No preemptive rights, conversion rights, redemption rights or sinking fund provisions are applicable to the shares of common stock.

The transfer agent and registrar for our common stock is American Stock Transfer, 59 Maiden Lane, New York, New York 10007.

State Law Provisions with Potential Anti-Takeover Effect

Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide Minnesota corporations with management flexibility, to enhance the likelihood of continuity and stability in the board of directors and in the policies formulated by a Minnesota corporation’s board of directors and to discourage an unsolicited takeover if the board of directors determines that such a takeover is not in the best interest of the corporation and its shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire us, which could deprive our shareholders of opportunities to sell their shares of our stock at higher values.

Section 302A.671 of the Minnesota Statutes applies, with certain exceptions, to any acquisitions of our stock (from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 would require approval of any such acquisition by a majority vote of our shareholders prior to its consummation. In general, shares acquired in the absence of such approval would be denied voting rights. Those shares would be redeemable by us at their then-fair market value within 30 days after the date on which the acquiring person failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.

Section 302A.673 of the Minnesota Statutes would generally prohibit any business combination by us, or any of our subsidiaries, with any shareholder that purchases 10% or more of our voting shares (an interested shareholder) within four years following such interested shareholder’s share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder’s share acquisition date.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain U.S. federal income tax considerations relevant to holders of the notes and shares into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations, Internal Revenue Service (IRS) rulings and judicial decisions now in effect, all of which are subject to change (possibly, with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding the notes or shares. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations, and persons holding notes or shares as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or shares under the constructive sale provisions of the Code) may be subject to special rules. The discussion also does not consider any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to the holders of the notes or shares into which the notes may be converted. In addition, this discussion is limited to purchasers of the notes who will hold the notes and shares as “capital assets” within the meaning of Section 1221 of the Code (generally, for investment).

All prospective purchasers of the notes are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes and shares in their particular situations.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial holder of a note or shares that for U.S. federal income tax purposes is (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States (unless such person is not treated as a resident of the United States under an applicable income tax treaty), (ii) a corporation, or an entity treated as a corporation, created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source and (iv) in general, a trust subject to the primary supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code. A “Non-U.S. Holder” is any holder of a note or shares other than a U.S. Holder or a foreign or domestic partnership.

If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the notes or shares into which the notes may be converted, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners. A holder of the notes or shares into which the notes may be converted that is a partnership, and partners in such partnership, should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes or shares into which the notes may be converted.

Interest

U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional amounts as “original issue discount” over the term of the instrument. We believe that the notes were not issued with original issue discount for U.S. federal income tax purposes. We may be required to make payments of liquidated damages if we do not keep effective, a registration statement, as described under “Description of Notes-Registration Rights.” We believe that there is only a remote possibility that we would be required to pay liquidated damages and therefore we have not treated the notes as subject to the special rules governing certain “contingent payment” debt instruments (which, if applicable, would affect the timing, amount and character of income with respect to a note). Our determination in this regard, while not binding on the IRS, is binding on U.S. Holders unless they disclose their contrary position. If, contrary to expectations, we pay liquidated damages, U.S. Holders would be required to recognize additional income.

Market Discount

If a U.S. Holder acquires a note other than in connection with its original issue at a price that is less than its issue price, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than 1/4 of one percent of the principal amount at maturity multiplied by the number of complete years to maturity from the date of acquisition. Under the market discount rules, a U.S. Holder is required to treat any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the accrued market discount that has not previously been included in income. If a U.S. Holder disposes of a note which has accrued market discount in a nonrecognition transaction in which the U.S. Holder receives property the basis of which is determined in whole or in part by reference to the basis of the note, the accrued market discount is generally not includible in income at the time of such transaction. Instead, the accrued market discount attaches to the property received in the nonrecognition transaction and is recognized as ordinary income upon the disposition of such property. Such nonrecognition transaction should include the conversion of a note for our shares of common stock. In general, the amount of market discount that has accrued is determined on a ratable basis, by allocating an equal amount of market discount to each day of every accrual period. A U.S. Holder may, however, elect to determine the amount of accrued market discount allocable to any accrual period under the constant yield method. Any such election applies to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and is irrevocable without the consent of the IRS. If such an election is made, the U.S Holder’s tax basis in the notes will be increased by the amount of market discount included in income. Unless a U.S. Holder elects to include market discount in income as it accrues, such U.S. Holder may not be allowed to deduct on a current basis a portion of the interest expense on any indebtedness incurred or continued to purchase or carry notes with market discount.

Amortizable Bond Premium

If a U.S Holder purchases a note at a price that exceeds the principal amount of the note, the amount of the difference is referred to as “bond premium” for U.S federal income tax purposes. The U.S holder may elect to amortize the bond premium against interest payable on the note, except to the extent that the bond premium is attributable to the conversion feature of the note. In addition, any bond premium in excess of the interest payable on the note may be deductible over the term of the note. If a U.S. Holder elects to amortize bond premium, the amount of bond premium allocable to each period will be based on a constant yield to maturity over the period the note is held. The amortized bond premium would reduce the U.S. Holder’s tax basis in the note. Any such election applies to all fully taxable bonds held by the U.S. Holder at the beginning of the first taxable year to which the election applies, and all fully taxable bonds acquired thereafter, and is irrevocable without the consent of the IRS. If the election is not made, a U.S. Holder must include the full amount of each interest payment in income as it accrues or is paid, and premium will not be taken into account until principal payments are received on the note or the note is sold or otherwise disposed of.

Conversion of Notes Into Shares

A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into shares, except with respect to cash received in lieu of a fractional share and except that the fair market value of common stock received with respect to accrued interest may be treated as a payment of interest (as described above). Cash received in lieu of a fractional share should generally be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share. The adjusted basis of shares received on conversion will equal the adjusted basis of the note converted (reduced by the portion of adjusted basis allocated to any fractional share exchanged for cash). The holding period of such shares received on conversion will generally include the period during which the converted notes were held prior to conversion, except that the holding period of any common stock received with respect to accrued interest will commence on the day after conversion.

Under certain circumstances described under the heading “Description of Notes-Conversion Upon Trading Price of the Notes Falling Below Trading Value of the Notes,” a U.S. Holder may receive, at our option, cash or common stock. To the extent that we elect to deliver cash instead of common stock, the tax consequences of the exchange will be as described under “U.S. Federal Income Tax Considerations-U.S. Holders-Sale, Exchange, Redemption or Retirement of Notes.”

Constructive Dividends

The conversion price of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the notes as having received a constructive distribution, resulting in a taxable dividend (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits, if, and to the extent that, certain adjustments in the conversion price, which may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of common stock), increase the proportionate interest of a holder of notes in the fully diluted capital stock, whether or not such holder ever exercises its conversion privilege. Therefore, U.S. Holders may recognize income in the event of a deemed distribution even though they may not receive any cash or property. Moreover, if there is not a full adjustment to the conversion ratio of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding capital stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the capital stock generally will be treated as a distribution to such holders, taxable as a dividend (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive dividend distribution.

Sale, Exchange, Redemption or Retirement of the Notes

Each U.S. Holder generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received and (ii) such holder’s adjusted tax basis in the notes. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder, increased by the amount of market discount, if any, previously included in income, and decreased by the amount of amortized bond premium, if any, and decreased by any principal payments received by such holder. Any such gain or loss recognized on the sale, exchange, redemption, retirement or other disposition of a note should be capital gain or loss and will generally be long-term capital gain or loss if the note has been held for more than one year at the time of the sale or exchange. Generally, long-term capital gain for non-corporate taxpayers (including individuals) is eligible for a reduced rate of taxation. Capital gain that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

The Shares

Distributions (including constructive distributions), if any, made with respect to the shares that a U.S. Holder receives upon conversion of a note generally will constitute taxable dividends to the extent made from our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any distribution in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital, which will reduce the U.S. Holder’s adjusted tax basis in the shares (but not below zero). To the extent such a distribution exceeds the U.S. Holder’s adjusted tax basis in the shares, the distribution will be taxable as capital gain. Dividends received by a corporate U.S. Holder may be eligible for a dividends received deduction. For taxable years beginning before January 1, 2009, subject to certain exceptions, dividends received by non-corporate shareholders (including individuals) from domestic corporations generally are taxed at the same preferential rates that apply to long-term capital gain, provided that certain holding period requirements are met.

Gain or loss realized on the sale or exchange of shares will equal the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in such shares. Such gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the shares for more than one year. Generally, long-term capital gain of non-corporate shareholders (including individuals) is eligible for a reduced rate of taxation. Capital gain that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above).

For purposes of withholding tax on dividends discussed below, a Non-U.S. Holder includes a nonresident fiduciary of an estate or trust. For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a note or shares will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a Non-U.S. Holder eligible for the benefits of an applicable U.S. bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Interest

Payments of interest to nonresident persons or entities are generally subject to U.S. federal income tax at a rate of 30%, collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:

•	owns, actually or constructively, at least 10% of our voting stock; or

•	is a “controlled foreign corporation” that is related to us.

In general, a foreign corporation is a controlled foreign corporation if more than 50% of its stock is owned, actually or constructively, by one or more U.S. persons that each owns, actually or constructively, at least 10% of the corporation’s voting stock.

If the portfolio interest exception does not apply, payments of interest to a nonresident person or entity might be subject to withholding tax at a 30% rate, or might be subject to withholding tax at a reduced or zero rate under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence.

The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent.

Dividends

In general, dividends paid to a Non-U.S. Holder of shares will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are U.S. trade or business income generally are subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a U.S. Holder, and are not generally subject to the 30% withholding tax or treaty-reduced rate if the Non-U.S. Holder files a properly executed Form W-8ECI (or appropriate substitute form), as applicable with the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty. A Non-U.S. Holder of shares who wishes to claim the benefit of an applicable treaty rate for dividends must provide a properly executed IRS Form W-8BEN (or appropriate substitute form), as applicable. In addition, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A Non-U.S. Holder of shares that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

Conversion

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of notes into shares. However, cash received in lieu of a fractional share will be subject to the rules described below under “Non-U.S. Holders-Sales, Exchange, Redemption or Retirement of Notes or Shares.” As well, any stock received with respect to accrued interest may be subject to the rules for payment of interest (as described above).

Under certain circumstances described under the heading “Description of Notes-Conversion Upon Trading Price of the Notes Falling Below Trading Value of the Notes,” a Non-U.S. Holder may receive, at our option, cash or common stock. To the extent that we elect to deliver cash instead of common stock, the tax consequences of the exchange will be as described under “U.S. Federal Income Tax Considerations-Non-U.S. Holders-Sale, Exchange, Redemption or Retirement of Notes or Shares.”

Sales, Exchange, Redemption or Retirement of Notes or Shares

Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange, redemption or retirement of a note or shares generally will not be subject to U.S. federal income tax, unless (i) such gain is U.S. trade or business income, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the note or shares as capital assets and is present in the United States for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States), or (iv) we are a United States real property holding corporation within the meaning of Section 897 of the Code. We do not believe that we are currently a “United States real property holding corporation” within the meaning of Section 897 of the Code, or that we will become one in the future.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign. Payments of interest or dividends to individual U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with applicable certification requirements.

Payments to Non-U.S. Holders of dividends on common stock, or interest on notes, will generally not be subject to backup withholding. To avoid backup withholding, a Non-U.S. Holder will have to certify its nonresident status. Some of the common means of doing so are described under “-Non-U.S. Holders-Interest.” We must report annually to the IRS the interest and/or dividends paid to each Non-U.S. Holder and the tax withheld, if any, with respect to such interest and/or dividends including any tax withheld under the rules described above under “-Non-U.S. Holders-Interest” and “-Non-U.S. Holders-Dividends.” Copies of these reports may be made available to tax authorities in the country where the Non-U.S. Holder resides.

Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

Payments made to Non-U.S. Holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.

Any amounts withheld from a payment to a holder of notes or shares under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

The preceding discussion of certain United States federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax adviser as to particular tax consequences to it of purchasing, holding and disposing of the notes or shares, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

SELLING SECURITYHOLDERS

We originally issued the notes in a private placement to the initial purchaser, Credit Suisse First Boston LLC, in December 2003. The initial purchaser resold the notes to purchasers, including the selling securityholders listed below, in transactions exempt from registration pursuant to Rule 144A. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

The following table contains information as of May 18, 2005 with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus.

Information in this table and footnote disclosure is updated and reliant upon receipt of selling securityholder Questionnaires.

Legal Name of Selling Securityholder	Explanatory Notes		Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold	Percentage of Common Stock Outstanding
Arkansas PERS	(4)		1,600,000	1.1%	54,628	*
Astrazeneca Holdings Pension	(4)		515,000	*	17,583	*
Bancroft Convertible Fund, Inc.			875,000	*	29,874	*
Barclays Global Investors Diversified Alpha Plus Funds	(27)		175,000	*	5,974	*
Basso Holdings Ltd.	(3)		846,000	*	28,884	*
BNP Paribas Equity Strategies, SNC	(15)	(***)	5,690,000	3.8%	194,270	*
Boilermakers Blacksmith Pension Trust	(4)		700,000	*	23,899	*
CNH CA Master Account, L.P.	(18)		500,000	*	17,071	*
Context Convertible Arbitrage Fund, L.P.	(19)		2,000,000	1.3%	68,285	*
Context Convertible Arbitrage Offshore, Ltd.	(19)		3,750,000	2.5%	128,034	*
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.	(15)		6,027,000	4.0%	205,776	*
Credit Suisse First Boston LLC		(**)	2,500,000	1.7%	85,356	*
DB Equity Opportunities Master Portfolio Ltd.			200,000	*	6,828	*
DBAG London Inc.		(***)	13,700,000	9.1%	467,752	1.1%
Delaware PERS	(4)		975,000	*	33,288	*
Delta Airlines Master Trust	(4)		275,000	*	9,389	*
DKR SoundShore Opportunity Holding Fund Ltd.	(5)		3,906,000	2.6%	133,360	*
DKR SoundShore Strategic Holding Fund Ltd.	(5)		248,000	*	8,467	*
Duke Endowment	(4)		180,000	*	6,145	*
Ellsworth Convertible Growth and Income Fund, Inc.			875,000	*	29,874	*
Fore Convertible Master Fund, Ltd.	(6)		714,000	*	24,377	*
Forest Folcrum Fund L.P.	(27)	(**)	336,000	*	11,471	*
Forest Global Convertible Fund, Ltd., Class A-5	(27)		1,346,000	*	45,955	*

Legal Name of Selling Securityholder	Explanatory Notes		Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold	Percentage of Common Stock Outstanding
Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segment Portfolio	(27)		427,000	*	14,578	*
Froley Revy Investment Convertible Security Fund	(4)		135,000	*	4,609	*
FrontPoint Converitble Arbitrage Fund, L.P.	(22)		1,000,000	*	34,142	*
Gaia Offshore Master Fund Ltd.	(28)		8,000,000	5.3%	273,140	*
Goldman Sachs & Co. Profit Sharing Master Trust	(7)	(***)	30,000	*	1,024	*
Guggenheim Portfolio Company VIII (Cayman), Ltd.	(8)	(***)	136,000	*	4,643	*
HFR CA Global Opportunity Master Trust	(27)		35,000	*	1,194	*
HFR RVA Select Performance Master Trust	(27)		60,000	*	2,048	*
Highbridge International LLC	(16)	(***)	8,000,000	5.3%	273,140	*
ICI American Holdings Trust	(4)		375,000	*	12,803	*
JMG Capital Partners, L.P.	(24)		19,919,000	13.3%	680,084	1.7%
KBC Financial Products USA Inc.	(20)		2,790,000	1.9%	95,257	*
LDG Limited	(9)		157,000	*	5,360	*
Lexington Vantage Fund c/o TQA Investors, LLC	(9)		40,000	*	1,365	*
LLT Limited	(26)		109,000	*	3,721	*
Lyxor/ Forest Fund Limited	(27)		563,000	*	19,222	*
Lyxor/ Gaia II Fund Ltd.	(28)		2,000,000	1.3%	68,285	*
Lyxor/Context Fund Ltd.	(19)	(***)	700,000	*	23,899	*
Lyxor/Convertible Arbitrage Fund Limited	(15)		1,010,000	*	34,483	*
Man Convertible Bond Master Fund, Ltd.	(10)		12,245,000	8.2%	418,075	1.0%
Man Mac 1 Limited	(11)		207,000	*	7,067	*
McMahan Securities Co. L.P.	(12)	(**)	17,000	*	580	*
Morgan Stanley Convertible Securities Trust	(13)	(***)	400,000	*	13,657	*
National Bank of Canada	(19)	(***)	1,000,000	*	34,142	*
OCLC Online Computer Library Center Inc.	(4)		50,000	*	1,707	*
OZ MAC 13 Ltd.	(7)		34,000	*	1,160	*
OZ Master Fund, Ltd.	(7)		1,317,000	*	44,965	*
Pioneer High Yield Fund	(17)	(***)	6,250,000	4.2%	213,390	*
Pioneer U.S. High Yield Corp. Bond Sub Fund	(17)	(***)	5,000,000	3.3%	170,712	*
Prudential Insurance Co. of America	(4)		90,000	*	3,072	*
Pyramid Equity Strategies Fund			50,000	*	1,707	*
Relay 11 Holdings Co.	(27)		74,000	*	2,526	*
S.A.C. Arbitrage Fund, LLC	(29)		5,000,000	3.3%	170,712	*
Satellite Convertible Arbitrage Master Fund, LLC	(14)		2,000,000	1.3%	68,285	*
SG Cowen Securities — Convertible Arbitrage		(**)	500,000	*	17,071	*
Singlehedge U.S. Convertible Arbitrage Fund	(15)		1,395,000	*	47,628	*
Sphinx Convertible Arbitrage SPC	(26)		77,000	*	2,628	*
Sphinx Fund c/o TQA Investors, LLC	(9)		100,000	*	3,414	*
St. Thomas Trading, Ltd.	(23)	(***)	18,355,000	12.2%	626,685	1.5%
State of Oregon/ Equity	(4)		5,200,000	3.5%	177,541	*

Legal Name of Selling Securityholder	Explanatory Notes		Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold	Percentage of Common Stock Outstanding
Sturgeon Limited	(21)		596,000	*	20,348	*
Syngenta AG	(4)		285,000	*	9,730	*
TD Securities (USA) Inc.		(**)	943,000	*	32,196	*
The Coast Fund, L.P.	(25)	(***)	100,000	*	3,414	*
TQA Master Fund Ltd.	(9)		2,589,000	1.7%	88,394	*
TQA Master Plus Fund Ltd.	(9)		3,379,000	2.3%	115,367	*
TQA Special Opportunities Master Fund Ltd.	(9)		3,000,000	2.0%	102,427	*
UBS AG London		(***)	24,000,000	16.0%	819,420	2.0%
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Ltd.			2,500,000	1.7%	85,356	*
Wachovia Capital Markets, LLC		(**)	2,745,000	1.8%	93,721	*
Xavex — Convertible Arbitrage 7 Fund c/o TQA Investors, LLC	(9)		360,000	*	12,291	*
Xavex Convertible Arbitrage 4 Fund	(27)		60,000	*	2,048	*
Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC	(9)		375,000	*	12,803	*
Zurich Institutional Benchmarks Master Fund, Ltd.	(27)		238,000	*	8,125	*

Notes:

*	Less than 1%
(**)	The selling securityholder is a registered broker-dealer.
(***)	The selling securityholder is an affiliate of a registered broker-dealer.
(1)	Assumes conversion of all of the holder’s notes at a conversion rate of approximately 34.1425 shares per $1,000 principal amount of the notes (representing an initial conversion price of $29.2890 per share of common stock). However, this conversion price will be subject to adjustment as described under “Description of Notes—Conversion of Notes.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 40,745,626 shares of common stock outstanding as of March 31, 2005. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.
(3)	Basso Capital Management, L.P. (“Basso”) is the Investment Manager to Basso Holdings Ltd. (the “Fund”) Howard Fischer is the managing member of Basso GP LLC, the General Partner of Basso.
(4)	Ann Houlihan has voting or investment power over these securities.
(5)	DKR Capital Partners L.P. (“DKR LP”) is a registered investment advisory with the Securities and Exchange Commission and as such, is the investment manager to DKR Soundshore Opportunity Holdings Fund Ltd. (the “Fund”). DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP. Howard Fischer and Tom Kirvaitis have investing or voting power over these securities.
(6)	David Egglishaw of Fore Opportunity Star Trust has voting and investment power over these securities.
(7)	Daniel S. Och has voting and/or investment power over these securities. The parent of the selling securityholder is a registered broker-dealer.

(8)	Loren Katzovitz, Patrick Hughes and Kevin Felix each have voting or investment power over the registrable securities. Certain affiliates of Guggenheim Advisors, the controlling shareholder of Guggenheim Portfolio Company VIII (Cayman), Ltd., are broker-dealers. With respect to allocation of hot issues to certain funds managed by Guggenheim Advisors, such funds have in place a procedure for carving out investors that are “restricted persons” (within the meaning of NASD rule relating to hot issues) from participating in hot issues.
(9)	TQA Investors LLC exercises voting control and dispositive power over these securities. Robert Butman, Paul Bucci, George Esser, John Idone and Bartholomew Tesoriero are the principals of TQA Investors LLC.
(10)	John Null and J.T. Hansen have voting and investment power over these securities.
(11)	Man-Diversified Fund II Ltd. has been identified as the controlling entity of Man Mac 1 Ltd., the beneficial owner of the registrable securities. The manager shares of Man-Diversified Fund II Ltd. are owned 75% by Albany Management Company Limited and 25% by Man Holdings Limited. The registered shareholder of Albany Management Company Limited is Argonaut Limited, a Bermuda company which is controlled by Michael Collins, a resident of Bermuda. Man Holdings Limited is a subsidiary of Man Group plc, which is a public company listed on the London Stock Exchange.
(12)	D. Bruce McMahan has the investment and voting power over the securities. The selling securityholder is a registered broker-dealer.
(13)	Morgan Stanley Convertible Securities Trust is managed by Morgan Stanley Advisors, an affiliate of a registered broker-dealer.
(14)	Marty Brandt and Thomas Healy, as directors of Satellite Asset Management, L.P., have voting or investment power over these securities.
(15)	Christian Menestrier has voting and investment power over the securities.
(16)	Glenn Dubin and Henry Swieca have voting and investment power over the securities. Selling security holder is an affiliate of a registered broker-dealer.
(17)	Margaret Patel has voting and investment power over the securities. Selling security holder is an affiliate of a registered broker-dealer.
(18)	Robert Krail, Mark Mitchell and Todd Pulvino have voting or investment power over the securities.
(19)	Michael Rosen and William Fertig have voting or investment power over the securities.
(20)	Luke Edwards has voting and investment power over the securities.
(21)	Jean Dominjon, Thomas J. Mahoney and Andrew Sterger have investing or voting power over the securities.
(22)	Philip Duff, W. Gillespie Caffray and Paul Ghaffari have voting and investment power over the securities.
(23)	John Null and J.T. Hansen have voting and investment power over these securities. The selling securityholder is an affiliate of a registered broker-dealer.
(24)	Jonathan M. Glaser has voting and investment power over the securities.
(25)	David E. Smith and Christopher D. Petitt have voting or investment power over the securities. The selling securityholder is an affiliate of registered broker-dealer.
(26)	Forest Investment Management LP (“Forest”) has sole voting control and shared investment control over these securities. Forest is wholly owned by Forest Partners II, the sole General Partner of which is Michael A. Boyd Inc., which is solely owned by Michael A. Boyd.
(27)	Michael A. Boyd has voting and investment power over the securities.

(28)	Promethean Asset Management, LLC, a New York Limited liability company, serves as investment manager to Gaia Offshore Master Fund, Ltd. (“Gaia”) and the trading advisor for Lyxor/Gaia II Fund Ltd. (“Lyxor”) and may be deemed to share beneficial ownership of the securities beneficially held by Gaia and Lyxor. The ownership information for each of these two selling securityholders does not include the ownership information for the other. Promethean disclaims beneficial ownership of the securities beneficially owned by Gaia and Lyxor, and each of Gaia and Lyxor disclaims beneficial ownership of the securities beneficially owned by the other. James F. O’Brien, Jr. indirectly controls Promethan. Mr. O’Brien disclaims beneficial ownership of the securities beneficially owned by Promethean, Gaia and Lyxor.
(29)	Each of SAC Capital Advisors, LLC and SAC Capital Management, LLC, which controlled by Steven A. Cohen, share all investment and voting power with respect to SAC Arbitrage Fund. Each of SAC Capital Advisors, LLC, SAC Capital Management, LLC, and Steven A. Cohen, disclaim beneficial ownership of the securities beneficially owned by SAC Arbitrage Fund.

We prepared this table based on the information supplied to us by the selling securityholders named in the table.

If any selling securityholders listed in the above table inform us of the sale or transfer some or all of their notes after the effective date of the registration statement of which this prospectus forms a part, we will set forth such changed information, with respect to which we are given notice, in one or more prospectus supplements.

Information about holders that (i) are not listed in the above table or (ii) did not acquire their notes from a selling securityholder named in the above table or in a prospectus supplement or (iii) acquired their notes from a selling securityholder named in the above table in a transaction exempt from the registration requirements of the Securities Act of 1933 prior to the effective time of the registration statement of which this prospectus forms a part, will be set forth in a post-effective amendment if required by the SEC. Under the registration rights agreement that we entered into with respect to the notes, we are only required to file one post-effective amendment to name new selling securityholders per calendar quarter.

Beneficial ownership is determined under the rules of the SEC, and generally includes voting or investment power with respect to securities. Except as otherwise indicated above, to our knowledge, the persons and entities named in the selling security holder table have sole voting and sole investment power with respect to all securities which they beneficially own.

None of the selling securityholders who are affiliates of broker-dealers purchased the securities outside of the ordinary course of business or, at the time of the purchase of the securities, had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See the section entitled “Plan of Distribution” for further information.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders;

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders are deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and underlying common stock to close out short positions, or loan or pledge notes and underlying common stock to broker-dealers that in turn may sell the notes and underlying common stock.

To our knowledge, there are currently no plans, arrangement or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol “MNT.” We do not intend to apply for listing of the notes on any securities exchange or for quotation through the New York Stock Exchange. Accordingly, we cannot assure you that the notes will be liquid or that any trading market for the notes will develop.

There can be no assurance that any selling securityholder will sell any or all of the notes or underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

Any selling securityholder who is a “broker-dealer” may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act. To our knowledge, McMahan Securities Co. L.P., TD Securities (USA) Inc., Forest Fulcrum Fund, L.P., Wachovia Capital Markets, L.L.C., Credit Suisse First Boston LLC and SG Cowan Securities and are the only selling securityholders who are registered broker-dealers and, as such, they may be underwriters of the notes and the underlying common stock within the meaning of the Securities Act. Other than the performance of investment banking, advisory and other commercial services for us in the ordinary course of business, we do not have a material relationship with any of these broker-dealers and none of these broker-dealers has the right to designate or nominate a member or members of or board directors. These securityholders purchased their notes in the open market, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market-making or stabilizing transactions involving the purchase or distribution of these securities by these securityholders. To our knowledge, none of the selling securityholders who are affiliates of broker-dealers purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes, had any agreement or understanding, directly or indirectly, with any person to distribute the securities.

Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

The validity of the securities offered by this prospectus was passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California and with respect to Minnesota law, by Gray, Plant, Mooty, Mooty and Bennett, P.A., Minneapolis, Minnesota.

EXPERTS

The consolidated financial statements of Mentor Corporation appearing in Mentor Corporation’s Annual Report on Form 10-K for the year ended March 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), under which we file periodic reports, proxy and information statements and other information with the SEC. Copies of the reports, proxy and information statements and other information may be examined without charge at the Public Reference Section of the SEC. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding companies, such as us, that file electronically with the SEC. You can also inspect our reports, proxy and information statements and other information at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005.

We have agreed that if at any time the notes or the shares issuable upon conversion of the notes are “restricted securities” within the meaning of the Securities Act, and we are not subject to the information reporting requirements of the Exchange Act, we will furnish to holders of the notes and such shares and to prospective purchasers designated by them the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to permit compliance with Rule 144A in connection with resales of the notes and such shares.

We have “incorporated by reference” into this prospectus certain information that we file with the SEC. This means that we can disclose important business, financial and other information in this prospectus by referring you to the documents containing this information. All information incorporated by reference is deemed to be part of this prospectus, unless and until that information is updated and superseded by the information contained in this prospectus or any information filed with the SEC and incorporated later. Any information that we subsequently file with the SEC that is incorporated by reference as described below will automatically update and supersede any previous information that is part of this prospectus.

We incorporate by reference into this prospectus our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), or 15(d) of the Exchange Act until this offering is completed (other than any information furnished under or in connection with either Item 2.02 or Item 7.01 of any Current Report on Form 8-K or Item 9 or Item 12 of any Current Report on the previous version of Form 8-K, or the portions of those documents not deemed to be filed):

Mentor Corporation SEC Filings (File No. 0-7955)	Period or Date
Annual Report on Form 10-K (including the information incorporated by reference from our definitive proxy statement relating to our 2004 annual meeting of shareholders)	Fiscal year ended March 31, 2004
Quarterly Report on Form 10-Q	Fiscal quarter ended June 30, 2004, September 30, 2004 and December 31, 2004
Current Report on Form 8-K	Filed on September 14, 2004, December 16, 2004, February 22, 2005, March 3, 2005, March 29, 2005, and May 3, 2005
Description of our common stock as set forth in our registration statement on Form 8-A, and all amendments thereto	Filed on July 22, 2003

We will provide without charge to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written request of such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to:

Mentor Corporation

201 Mentor Drive

Santa Barbara, California 93111

Tel: (805) 879-6000

Attention: Investor Relations

Our website is at http://www.mentorcorp.com. Information on our website is not a part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the aggregate expenses paid or to be paid by the registrant in connection with the issuance and distribution of the Securities being registered. All amounts indicated are estimates, other than the registration fee.

Securities and Exchange Commission registration fee	$19,005
Trustee’s fees and expenses	20,000
Accounting fees and expenses	120,000
Printing and engraving	40,000
Legal fees and expenses	400,000
Miscellaneous	50,995

Total	$650,000

Item 15.	Indemnification of Directors and Officers of Mentor

Articles of Incorporation

Article IX of our Restated Articles of Incorporation provides that no director of the corporation shall be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty; provided, however, that Article IX shall not eliminate or limit the liability of a director to the extent provided by applicable law:

•	for any breach of the director’s duty of loyalty to the corporation or its shareholders,

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

•	under Sections 302A.559 or 80A.23 of the Minnesota Statutes,

•	for any transaction from which the director derived an improper personal benefit, or

•	for any act or omission occurring prior to the effective date of Article IX.

Further, Article IX provides that no amendment to or repeal of Article IX shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Bylaws

Our Bylaws provide that the corporation shall indemnify such persons, for such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by Minnesota Statutes, Section 302A.521, as amended from time to time, or as required or permitted by other provisions of law; provided, however, that the corporation shall not make advances to any person other than a director of the corporation or of another corporation at least 80% of the common stock of all classes of which is owned directly or indirectly by the corporation (a Subsidiary) or an officer of the corporation or of a Subsidiary who was elected by the directors of the corporation or Subsidiary, as the case may be; and provided, further, that the corporation shall not indemnify any person, other than a director of the corporation or of a Subsidiary or an officer of the corporation or of a Subsidiary who was elected by the directors, in respect of any judgment, penalty, fine, excise tax, settlement, expense or other matter for which such person shall have been finally determined to be liable by reason of his or her negligence, recklessness or willful misconduct.

Our Bylaws further authorize the corporation to purchase and maintain insurance on behalf of any person in such person’s official capacity against liability asserted against and incurred by such person in or arising from that capacity, whether or not the corporation would otherwise be required to indemnify such person against such liability.

Indemnification Arrangements

We have entered into agreements with our directors and officers, pursuant to which our officers and directors may be indemnified by our Restated Articles and Bylaws, to the fullest extent permitted by law, for among other things, certain expenses, including attorney’s fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Mentor, arising out of such person’s services as a director or officer of Mentor, any subsidiary of Mentor or any other company or enterprise to which the person provides services at the request of Mentor.

Item 16.	Exhibits

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number	Description
4.1	Indenture. (1)

4.2	Form of Note (included in Exhibit 4.1). *

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation. *

5.2	Opinion of Gray, Plant, Mooty, Mooty and Bennett, P.A.*

10.1	Registration Rights Agreement. (2)

12.1	Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1). *

23.3	Consent of Gray, Plant, Mooty, Mooty and Bennett, P.A. (included in Exhibit 5.2). *

24.1	Power of Attorney of certain directors of Mentor Corporation. *

25.1	Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939. *

(1)	Incorporated by reference to Exhibit 4(a) to Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003.

(2)	Incorporated by reference to Exhibit 10(c) to Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003.

*	Previously Filed.

Item 17.	Undertakings

1. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act,

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a) and (b) do not apply if the registration statement is on Form S-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California, on May 20, 2005.

MENTOR CORPORATION

By:	/s/ LOREN L. MCFARLAND
Loren L. McFarland
Vice President, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOSHUA H. LEVINE Joshua H. Levine	President, Chief Executive Officer and Director (Principal Executive Officer)	May 20, 2005

/s/ LOREN L. MCFARLAND Loren L. McFarland	Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	May 20, 2005

Joseph E. Whitters	Chairman of the Board

Michael L. Emmons	Director

* Walter W. Faster	Director	May 20, 2005

* Eugene G. Glover	Director	May 20, 2005

* Michael Nakonechny	Director	May 20, 2005

* Ronald J. Rossi	Director	May 20, 2005

* Jeffrey W. Ubben	Director	May 20, 2005

* Dr. Richard W. Young	Director	May 20, 2005

* By:	/s/ LOREN L. MCFARLAND
Loren L. McFarland Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
4.1	Indenture. (1)

4.2	Form of Note (included in Exhibit 4.1). *

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation. *

5.2	Opinion of Gray, Plant, Mooty, Mooty and Bennett, P.A. *

10.1	Registration Rights Agreement. (2)

12.1	Computation of Ratio of Earnings to Fixed Charges.

23.1	Consent independent registered public accounting firm

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1). *

23.3	Consent of Gray, Plant, Mooty, Mooty and Bennett, P.A. (included in Exhibit 5.2). *

24.1	Power of Attorney of certain directors of Mentor Corporation. *

25.1	Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939. *

(1)	Incorporated by reference to Exhibit 4(a) to Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003.

(2)	Incorporated by reference to Exhibit 10(c) to Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003.

*	Previously Filed.